FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

**Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934**

For the month of: May 2003

001-31609
(Commission File Number)

Telkom SA Limited
(Translation of registrant's name into English)

**Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On May 19, 2003, Telkom SA Limited ("Telkom") issued a press release announcing that it had entered into a long-term collective agreement on substantive matters with Solidarity, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 14, 2003, Telkom executives attended Merrill Lynch's Global Emerging Markets Conference. A copy of the slide presentation prepared for the conference is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The slide presentation contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On May 22, 2003, Telkom issued a press release announcing that its executives would be presenting on Telkom's prior years' fixed-line capital expenditure and future network investment strategy at the Deutsche Bank technology workshop in South Africa on May 22 and 23, 2003. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference. A copy of the slide presentation prepared for the workshop is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The slide presentation contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On May 23, 2003, Telkom issued a press release announcing that it had entered into a long-term collective agreement on substantive matters with the Alliance of Telkom Unions, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On June 18, 2003, Telkom announced the annual results of Vodacom Group (Proprietary) Limited ("Vodacom") for the year ended March 31, 2003, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Attached hereto as Exhibit 99.7 and incorporated herein by reference, is a slide presentation prepared in connection with the release of Vodacom's annual results for the year ended March 31, 2003.

On June 23, 2003, Telkom announced its preliminary annual results for the year ended March 31, 2003, a copy of which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Attached hereto as Exhibit 99.9 and incorporated herein by reference, is a slide presentation prepared in connection with the release of Telkom's preliminary annual results for the year ended March 31, 2003.

Exhibit	Description
99.1	Press release, dated May 19, 2003, issued by Telkom, announcing that it had entered into a long-term collective agreement on substantive matters with Solidarity
99.2	Slide presentation prepared by Telkom for Merrill Lynch's Global Emerging Markets Conference on May 19, 2003

99.3	Press release, dated May 22, 2003, issued by Telkom, announcing that its executives would be presenting at the Deutsche Bank technology workshop in South Africa on May 22 and 23, 2003
99.4	Slide presentation prepared by Telkom for Deutsche Bank technology workshop in South Africa on May 22 and 23, 2003
99.5	Press release, dated May 23, 2003, issued by Telkom, announcing that it had entered into a long-term collective agreement on substantive matters with the Alliance of Telkom Unions
99.6	Press release, dated June 18, 2003, issued by Telkom, announcing Vodacom's annual results for the year ended March 31, 2003
99.7	Slide presentation prepared in connection with the release of Vodacom's annual results for the year ended March 31, 2003
99.8	Press release, dated June 23, 2003, issued by Telkom, announcing its preliminary annual results for the year ended March 31, 2003
99.9	Slide presentation prepared in connection with the release of Telkom's preliminary annual results for the year ended March 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Sizwe Nxasana
    Name: Sizwe Nxasana
    Title: Chief Executive Officer

Date: July 3, 2003

EXHIBIT 99.1

Media Release
19 May 2003

Telkom and Solidarity enter into long-term collective agreement on substantive matters

Telkom and Solidarity, a member of the Alliance of Telkom Unions (ATU), on Friday (16 May 2003) signed a long-term collective agreement on substantive matters that will see its members receiving a 9% salary increase this financial year. The salary increase and improvement to conditions of employment will be extended to non-union members as well.

Telkom Employee Relations Executive, George Nkadimeng, said the agreement would be valid from 1 April 2003 through to 31 March 2006. Salary increases would be implemented retrospectively, and employees also stood to benefit from revised and more favourable Company contributions to medical aid schemes.

Salary increases would be scaled back year-on-year for the duration of the agreement, with Solidarity members receiving 8% and 7% in 2004/5 and 2005/6 respectively. Solidarity represents 13% of employees in Telkom's bargaining unit, while non-unionised employees and members of non-affiliated unions represent a further 21,5% of employees in the bargaining unit.

"Solidarity has demonstrated an understanding of Telkom's position, and we view this agreement as a tangible sign of our maturing harmonized relationship with organised labour," said Nkadimeng.

Solidarity General Secretary: Telecommunication Industry, Danie de Wet, said: "The agreement which Solidarity has concluded with Telkom is in the best interests of Telkom and Solidarity members. This proactive approach adopted by Solidarity during these negotiations has yielded positive results for its members."

However, Nkadimeng expressed his disappointment that neither the South African Communications Union (SACU), a member of ATU, nor the Communication Workers Union (CWU) had accepted Telkom's final offer, made to both unions on 9 and 12 May 2003 respectively. They had until 10:00 this morning to accept the offer.

"We have been completely open and even-handed with all our unions throughout the substantive negotiations, and we do not believe that SACU and CWU have acted in their members' best interests by rejecting Telkom's final offer.

"Telkom will now proceed to offer the very same final offer to CWU members in the bargaining unit. Should individual members of this union accept this offer by 10:00 on Friday 23 May 2003, Telkom will implement their salary increases retrospectively to 1 April 2003," he said.

"Union members who do not accept the offer by the stated deadline will have the improved salaries and working conditions implemented only from the date on which they, or their unions on their behalf, accept Telkom's final offer," said Nkadimeng.

Telkom enquiries: Andrew Weldrick
Tel: 012 311 1050
Mobile: 082 573 6772

EXHIBIT 99.2





Telkom SA Limited
Shawn Mckenzie, COO

Delivering on strategy
May 2003





Forward-looking safe harbour

All statements contained herein, as well as oral statements that may be made by the Telkom SA Limited or by officers, director or employees acting on behalf of the Telkom Group that are not statements of historical fact constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Telkom's actual results to be materially different from historical results or form any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially are those discussed in the prospectus relating to the global offering, which is available from Telkom and filed with the U.S. Securities Exchange Commission, including, but not limited to: increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; general economic, political, social and legal conditions in the Rand; and other matters not yet known to the Telkom or not currently considered material by the Telkom. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Telkom or persons acting on its behalf are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, Telkom SA Limited will not necessarily update any of these statements, either to confirm them to actual results or to changes in its expectations.





Group overview





Telkom at a glance

Telkom SA Limited shareholding



Freefloat: **27.7%**

Government: **39.3%**

Ucingo: **3%**

Thintana: **30%**

Group structure



Fixed-line

Mobile

Telkom → 50% → **Vodacom**

64.9% → **Telkom Directory Services**

100% → **Swiftnet**

Group financial highlights

March 2002. In ZAR millions | **%** change since previous year

Revenue	34,197	9%
EBITDA	9,621	(4%)
EBIT	4,213	(15%)
Net income	1,221	(25%)
Net debt	21,858	1.2%
Capex	9,004	(9%)

Group operational highlights

September 2002 ⋮ % change since previous year

Fixed-line – Telkom SA Limited



Fixed lines (000s)	●	**4,895** ⋮ (2%)
Digilisation (%)	●	**99.8** ⋮ -
Fixed-line employees[1]	●	**38,009** ⋮ (10%)

Mobile – 100% Vodacom [2]



Mobile customers[3] (000s)	●	**7,670** ⋮ 32%
SA Mobile market share (%)	●	**59** ⋮ -
SA ARPU (ZAR)	●	**181** ⋮ (5%)

1. Exclude subsidiaries. 2. Telkom consolidates 50% of Vodacom for group financial results. 3. Include customers from Other African operations

Investment highlights

- The leading communications service provider in South Africa

- Well placed to increase efficiencies, profitability and cash flows, reduce capex, reduce indebtedness and reinstate dividend payments

- Strong growth in mobile business through Vodacom, the leading SA mobile operator

- Strong strategic investors
  - → SBC/Telekom Malaysia in Telkom
  - → Vodafone/Venfin in Vodacom





Group strategy




To be a world-class communications Group



Increase shareholder value → **Increase profitability and cash flows, reduce indebtedness, reinstate dividend payments**

Maintain market leadership positions → **Position the Group for competition**

- Compete effectively and grow selected markets
- Enhance operational and capital efficiencies
- Expand integrated service offerings
- Enhance employee performance
- Capitalise on growing mobile communications market

Focused on improving returns to shareholders

Telkom

Maintaining and driving the top line

Compete	Efficient	Integrate	Performance	Mobile

Compete effectively in our core markets and grow selected markets

- **Improve customer service**
- **Market new services to our existing clients**
- **Promote increased network usage**
- **Manage the regulatory environment**

Telkom

Protecting our core revenues



Real price reductions
Volume discounts
Long-term contracts
Value-added products
Tariffs rebalanced
Price promotions
Cable investments
African hubbing
SNO services
New mobile interconnect
Prepaid growth
Value-added services
Tariffs rebalanced
Call packages
3,913
1,175
3,794
1,798
7,323
4,876
4,410
Data
ILD
DLD
Interconnect
F-M
Local
Subs
High
Risk of competition
Low

Year ended March 31, 2002. Fixed-line revenues (ZARm), before inter-segmental eliminations with Vodacom. ILD – International Long Distance; DLD – Domestic Long Distance

Customer service remains top priority



>> Mean time to install residential voice improved by 67% to 7 days

>> Mean time to install ISDN improved by 77% to 20 days

>> Mean time to repair business voice improved by 58% to 11 hours

Year ended March 31, 2000 and six months ended September 2002.

Increasing customer loyalty

>> Increasing penetration of value-added services

 Call answer

 Forward call

 Call waiting

 MyRing

>> Locking customers into long-term contracts

>> Introducing new products



Keeping prices competitive

Tariff rebalancing completed over last 5 years in preparation for competition. Ratio of local call prices to long distance now in line with best practice

>> **Local and long distance calls are the cheapest in the South African market**



	Standard time	Callmore time
Local (0-50km)[1]	**R0.37/min**	**R0.14/min**
Long distance (>50km)[1]	**R0.99/min**	**R0.50/min**
Cellular	**R1.88/min**	**R1.11/min**

Year ended March 31. Note: 3-minute local call to 3 minute long distance call (>200 km)

Rates as of 1 January 2003 and include VAT. 1. After 1st unit.

Increasing network usage



 **Telkom carries all mobile traffic, therefore the significant growth in SA mobile customers has seen excellent growth in Telkom's mobile lease facilities revenue**

 **Increasing network usage through a targeted deployment of fixed-line prepaid where we have existing unutilised capacity**





Year ended March 31, ZARm

Year ended March 31, prepaid customers 000s

Achieving operational excellence

Compete | **Efficient** | Integrate | Performance | Mobile

Reduce operating expenses and enhance capital investment efficiencies

- **Reduce employee expenses**
- **Reduce bad debts and maintenance costs**
- **Increase savings from outsourcing contracts**
- **Implement disciplined capital investment**

Streamlining the company



>> **Restructured into customer facing organisation and reskilled employees**

1998	1999	2000	2001	2002	Sep-02
56,840	61,237	49,128	43,758	39,444	38,009

Year ended March 31.
1. Excludes employees of Telkom Directory Services and Swiftnet.

Employee losses over last 3.5 years



Natural attrition: **34%**

Early retirement: **19%**

Voluntary severance: **28%**

Involuntary reductions: **7%**

Outsourcing: **12%**

Three and a half years from 1 April 1999 to September 2002
1. Gross staff losses before appointments of 28,687

Managing outsourcing contracts



> **Reduce vehicle fleet by 21% to 15,133**

19,094

15,133

2000 **Sep-02**

Year ended March 31, 2000 and six months ended September 2002.



> **Contained property management costs**

515

534

Sep-01 **Sep-02**

Six months ended September. ZAR million

Strict capital discipline



>> **Fixed-line approved budget of R4.9bn for year ended March 2003**

8,468 — 36%
8,297 — 31%
6,962 — 25%
10%
1,487

2000 2001 2002 Sep-02

Fixed-line capex (ZARm) ◆ Capex to sales

Year ended March 31.



Workforce: **18%**
Assurance: **18%**
Provisioning/Fulfilment: **30%**
Customer care: **34%**

>> **A five to six year est R4bn project - focused on improving systems to ensure competitiveness and continued cost savings**

Seizing new market opportunities

Compete | Efficient | **Integrate** | Performance | Mobile

Expanding our integrated service offerings and developing new fixed-mobile products

- **Increasing penetration of data services**
- **Develop new innovative data products**
- **Develop new fixed-mobile products**
- **Increase operational synergies with Vodacom**

Data growth providing support



Data revenue (Rm)

>> **Strong growth driven by leased line volumes and increased penetration of value-added services**

Year	Value	Growth
2000	2,764	
2001	3,328	20.4%
2002	3,913	17.6%
Sep-02	2,112	12.3%



Number of managed network sites

Year	Value	Growth
2000	3,138	
2001	4,634	47.7%
2002	5,684	22.7%
Sep-02	6,636	16.7%

Year ended March 31. Fixed-line data revenues before inter-segmental eliminations with Vodacom   Year ended March 31.

Moving closer to mobile

Rationale for Vodacom synergies

- ≫ **To leverage both companies strengths in the market**
- ≫ **To ensure optimum geographic coverage of retail synergies**
- ≫ **To eliminate channel conflict in business and corporate segments**
- ≫ **To avoid duplication of resources**
- ≫ **To benefit from converging fixed-mobile technologies**
- ≫ **To share best of class practices**
- ≫ **To create value for Telkom group shareholders**

Creating a culture of service and savings

Compete | Efficient | Integrate | **Performance** | Mobile

Foster a highly competitive culture, driving employee performance

- **Implement training and skills retention programs**
- **Develop long-term relationships with unions**
- **Entrench a cost savings culture**
- **Entrench a competitive culture**

Creating a cost conscious mindset

>> **A R500m targeted savings cost initiative across the company**

>> **Savings driven by employee suggestions**

>> **A sense of ownership**

>> **250 suggestions received, 111 implemented**

✓ Reduce staff telephone usage

✓ Reduce overtime

✓ Reduce contractors

✓ Reduce paper consumption

✓ Reduce email usage

✓ Optimise idle office asset use

24

Benefiting from mobile growth

Compete | Efficient | Integrate | Performance | **Mobile**

Capitalise on the growing mobile communications market through Vodacom

- **Continue mobile subscriber growth in South Africa**
- **Expand mobile business outside of South Africa**
- **Expand mobile data revenue products**
- **Achieve sustainable growth in profits and cash flow**

Grow South African customer base

Vodacom South African customers (000s)

>> **Vodacom estimates the total SA mobile market at peak penetration at 19 million or 45% penetration, current market size estimate is 14 million.**



2000	2001	2002	Sep-02
3,069	5,108	6,557	7,130

Year ended March 31

Introduce new innovative voice products





Make every second count

FreeChange
Now switch between three prepaid options once a month free of charge!
Just dial 1181

Introduce new data products

Vodacom revenue – 6 months Sep 2002



Data: **2.5%**

Voice: **97.5%**





>> **Data revenue largely from SMSs, Vodacom SMS's grew 80% in six months to September 2002 to 653 million compared to six months to September 2001**

Expand mobile beyond South Africa



Other African revenue (ZARm)[1]

- 2000: 38
- 2001: 184
- 2002: 740

Year ended March 31

1. 100% Vodacom



Tanzania

- Launched August 2000
- Market leader
- Population 36.0m[1]
- Customers at 30 Sep 2002 – 305,953

Democratic Republic of Congo

- Official launch May 2002
- Network rollout started Dec 2001
- Population 52.5m[1]
- Customers at 30 Sep 2002 - 142, 477

Lesotho

- Launched May 1996
- Prepaid launched this year
- Market leader
- Customers at 30 Sep 2002 – 91,898

[1] Based on data for 2001 as listed in ITU 2002 (June 20, 2002).

Telkom

Vodacom delivering solid shareholder returns

Cash generated from operating activities (Rm)



↑ 46.6%   ↑ 32.7%   ↑ 7.9%

2000: 3,182
2001: 4,664
2002: 6,188
Sep-01: 2,940
Sep-02: 3,172

Year ended March 31. 100% of Vodacom

Return (EBIT) on net assets[1]



2000: 32.4%
2001: 34.0%
2002: 33.9%

Year ended March 31.
1. EBIT return on total assets less non-interest liabilities at year end





Conclusion





Focused on delivering shareholder value

Margin expansion		Capex reduction





Free cash flows

- Reduce debt
- Grow earnings
- Reinstate dividend

  

Investor Relations
telkomir@telkom.co.za

Tel: +27 12 311 5720
Fax: +27 12 311 5721

Ticker - JSE: TKG, NYSE: TKG
ADR ratio 1: 4

 

EXHIBIT 99.3

22 May 2003

Telkom to map out network investment plans at Deutsche Bank workshop

Telkom SA Limited (JSE and NYSE: TKG) executives will present on the Company's prior years fixed-line capital expenditure and future network investment strategy at the Deutsche Bank technology workshop that takes place in South Africa, today and tomorrow (22 and 23 May 2003).

The presentation to investors by Telkom's Chief Technical Officer, Reuben September, Access Networks Operations (ANO) Managing Executive, Theo Hess, and Operations Support Systems (OSS) Managing Executive, Johan Mare, will provide additional disclosure on prior years capital expenditure as the Company moves away from license obligation disclosure.

Capital expenditure will be disclosed and discussed under six new categories: baseline, network evolution, cost savings, revenue generating, regulatory and company support.

Prior years baseline capital expenditure was driven largely by Telkom's line rollout programme, mobile leased facilities, data leased lines and to a lesser extent, by business solutions growth. Current baseline capital expenditure is largely for data leased line growth, mobile leased lines, leased business systems and business solutions. Baseline capital expenditure is also focused on bandwidth provisioning in the access network (e.g. through ADSL and specialized radio local loop applications) and the expansion of the IP network for the provision of customer specific value-added IP solutions.

Telkom has also historically invested significantly in evolving its transmission, switching and access networks, and significant capital expenditure has been aimed at reducing costs, improving effectiveness and enabling better service. Current network evolution capital expenditure is focused on the deployment of Dense Wave Division Multiplexing (DWDM) in the transmission network and integrated access devices.

Cost-reduction and efficiency-improvement investments include those in operational support systems (OSS), network management, IT business systems, management systems and centralisation.

"Telkom has enhanced its capital management process to improve capital efficiency through strict capital project approval processes and the utilization of existing infrastructure and spare network capacity to drive down investment in new line growth. We also have enhanced benefit tracking and reporting processes for our capital programmes, and are benchmarking our network rollout costs against industry standards as we focus on reducing capital expenditure as a percentage of revenues," said Reuben September.

Telkom's previous network investment strategy had focused on meeting licence obligations including the rollout of lines to underserviced areas and the modernization of the network.

"By contrast, our current network investment strategy focuses on increasing network efficiencies, lowering costs and exploiting market opportunities. Our overall objective is to achieve satisfactory rates of return on our network," said September.

For access to the Telkom presentation, please visit Telkom's Investor Relations portal at http://www.telkom.co.za/IR/index.jsp

Issued by: Andrew Weldrick
Senior Manager, Media Relations
Telkom SA (Ltd)
Tel: +2712 311 1050
Mobile: +2782 573 6772

EXHIBIT 99.4





Telkom SA Limited

Deutsche Bank Technology Workshop
22-23 May 2003





Forward-looking statements

All statements contained herein, as well as oral statements that may be made by Telkom SA Limited or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

Five key focus areas

- Redefining capital expenditure

- Network strategy

- Building for selected growth

- Maintaining the network

- Investment in operational support systems





Redefining capex





A new view of fixed-line capex



Reporting for licence obligations

Company support: **9%**

OSS: **34%**

Network modernisation: **32%**

Line rollout: 25%

Year ended March 31, 2002. Fixed-line capex of R6,962 million



Management reporting

Company support: **7%**

Cost savings: **25%**

Baseline: **40%**

Network evolution: **27%**

Regulatory: 0%

Revenue generation: 1%

Year ended March 31, 2002. Fixed-line capex of R6,962 million

Building and maintaining the core

Baseline capital expenditure

In R millions : contribution %



Baseline: 2,728 **40%**

Definition

>> **Capex required to meet voice and data service requirements**

>> **Known demand and costs – can be modelled based on history and trends**

Categories

>> **Voice –** line build, ISDN, national core network, international network, business systems, payphones and CPE

>> **Data –** data leased line growth, e-business

>> **Mobile** – wholesale (COFLS)

>> **Business solutions** – VPNs, CNC, IPVPN

Baseline investment

Baseline capital expenditure

In R millions



4,887	4,687	2,728	1,258	689
2000	2001	2002	Sep-01	Sep-02

>> **Significant capex driven by line rollout and related customer premise equipment (CPE), mobile leased facilities and data leased lines**

>> **Current capex largely for data leased line growth, mobile leased lines, leased business systems, business solutions**

Year ended March 31.

7

Evolving the network

Network evolution capital expenditure

In R millions : contribution %



Network evolution: 1,906 : **27%**

Definition

>> **Expenditure aimed at evolving the network and improving its resilience, redundancy and efficiency**

>> **Upgrade, rehabilitate, modernise**

Categories

>> **Access line evolution**

>> **Transmission**

>> **International and satellite**

>> **Switching (circuit and packet)**

>> **Power**

Network evolution investment

Network evolution capital expenditure

In R millions



954	2000
985	2001
1,906	2002
676	Sep-01
341	Sep-02

>> **Driven by significant investment in evolving the transmission network – (Local transport network, National Transport network & ATM), WDM**

>> **Evolving our data network to a packet network for IP carrying capacity**

>> **Evolving the access and public phone network**

>> **Includes significant spend on evolving the switching network – replacing manual exchanges with digital exchanges**

>> **Includes investment in international network – SAT-3/WASC/SAFE**

>> **Continued investment in evolving transmission network with DWDM and evolving access and public phone network**

Year ended March 31.

Increasing operational efficiencies

Cost savings capital expenditure

In R millions | contribution %

Cost savings: 1,743 | **25%**



Definition

>> **Expenditure aimed at reducing costs, improving effectiveness and allowing better service**

Categories

>> **OSS (FlowThru and iCare)**

>> **Network management**

>> **IT business systems**

>> **Management systems and process enhancements**

>> **Centralisation**

Cost savings investment



Cost savings capital expenditure

In R millions

- 2000: 1,827
- 2001: 1,985
- 2002: 1,743
- Sep-01: 439
- Sep-02: 403

>> Spend driven largely by Telcordia together with spend on network management and other core new IT systems

>> Spend driven by the deployment of Flexibill, OSS project spend, implementation of SAP and network management systems

>> Current capex largely for OSS project and to a lesser extent network management and IT systems

Year ended March 31.

Capital management

Telkom has enhanced its capital management process to improve capital efficiency through

- Strict capital budget approval process to ensure optimal capex allocation

- Utilisation of existing infrastructure to drive down investment in new line growth

- Utilisation of spare capacity in lieu of line rollout

- Benefit tracking and reporting processes of capital programmes

- Benchmarking of network rollout costs against industry standards

- Reducing capital expenditure as a percentage of revenues





Network strategy





Basic network infrastructure


DSSU
Digital Secondary Switching Unit
DPSU
Digital Primary Switching Unit
DLU
Digital Line Unit
Access Network
Local
Transmission
National
Transmission
DSSU
DLU
DPSU
DSSU
DLU

Previous network investment strategy

- Licence obligation

  → Rollout to under-serviced areas

  → Replace analogue lines with digital

  → Increase teledensity

- Modernise network

  → Deployment of Asynchronous Transfer Mode (ATM) and fibre technologies

  → Customer specific solutions

  → Replacement of analogue/manual exchanges with digital exchanges

  → Managed network (National Network Operations Centre-NNOC)

  → Transport rings in core, metro and access

Network modernisation programme

1997/1998	• Replaced 228 353 non-digital lines • 71 000 km of fibre laid
1998/1999	• Replaced 518 105 non-digital lines • ATM deployed • NNOC started • Afrolinque (SAT-3/WASC/SAFE) project launched
1999/2000	• Replaced 350 440 non-digital lines • NNOC open
2000/2001	• DWDM deployed • xDSL deployed
2001/2002	• IP clearing house • IP network (VOIP) • Afrolinque (SAT-3/WASC/SAFE) projects completed

Telkom

Access network deployed

- Access network consists of
  - → Mainly copper
  - → Radio technologies deployed in rural areas
  - → Fibre deployed in high-end of the market
  - → Access network supports basic voice to broadband
- Cost efficiencies from embedded copper
- Improving bandwidth capability of copper

Future direction of access network



VDSL1
2 - 26 Mbps
2 - 26 Mbps
ADSL
SHDSL
1.5 - 8 Mbps
0.3 / 2 Mbps
ISDN
128 kbps
Modem
6A kbps
1-1 300 m
1 - 4 000 m
> 5 000 m

1. Video Digital Subscriber Line

Switching and transmission network

- Voice network
  - → Two-tier switching network with SS# 7 (Signally System #7)
  - → Deployed intelligent network platform

- Non-voice network
  - → Constant-bit rate, variable bit rate platforms
  - → End-to-end leased circuits
  - → IP enabled

- Transmission network
  - → Consists of fibre digital microwave, Synchronous Digital Hierarchy (SDH), Dense Wavelength Division Multiplexing (DWDM), ATM

International network

- Satellite investments

- Cable investments

  → New submarine cable investment – Afrolinque (SAT-3/WASC/SAFE)

    → 26 448 km Telkom-driven undersea cable between Portugal and Malaysia

    → Ultimate capacity for SAFE – 130 Gb/s (25 year expected life); SAT-3 – 120Gb/s

    → 12,1 million simultaneous telephone calls

    → 36 major global operators invested $650M, Telkom investment $85M as of 31 March 2002

    → Telkom is network administrator

    → Launch date 27 May 2002

VOIP network deployed

- Established Voice Over Internet Protocol (VOIP) Point of Presence (PoP) in London

  → Attracting voice minutes destined for RSA and Africa from "emerging" carriers

  → Traffic outgoing from RSA on "Least cost Routing - LCR" basis

- Established Telkom as VOIP clearing house

- Deploying VOIP with African carriers

- More global VOIP PoPs to be deployed

- The VOIP leader in Africa

Telkom

Current network strategy

- Increase network efficiency
  → Evolve to converge network using existing legacy technologies
  → From current to packet switching
  → Reinvestment to ensure reliability and efficiencies

- Lower costs
  → Investment in operational support systems (OSS) to drive greater efficiencies
  → Investment in managed networks

- Take advantage of market opportunities
  → Customer specific solutions
  → Build driven by demand

- Overall objective is to achieve satisfactory rates of return

Migrating the network


PSTN
TDM2
network
NGN1
Applications
Softswitch
4 Interwork NGN with TDM
3 Create NGN network
IP-enabled access
• Dial-in
• xDSL
• Fiber-to-the-X
2 Support Voice over Packet Access
1 Build-out Packet Access
5 Customer Swing-over

1. Next Generation Network 2. Time Division Multi-plexing

  

Investing for growth

 

Capex to maintain customer base

Fixed-line connections (000s)



	2000	2001	2002	Sep-02
	1,246	998	1,037	492

Year ended March 31

 **Telkom continues the need to connect customers in profitable economic centres to maintain existing customer base. Customer migrations have resulted in high level of prepaid and ISDN connections.**

Investing for mobile growth

| South African mobile customers (000s) | Mobile leased facilities revenue (Rm) |

 Telkom's wholesale benefits from the continued strong growth in mobile customers and traffic

 Telkom carries all mobile traffic and continues to build backbone for operators



Year ended March 31, Rm



Year ended March 31, Rm

25

Investing for growing bandwidth demands


Kbps
1544
128
64
56K
28.8
19.2
9.6
Leased Line, Frame Relay, XDSL
ISDN, Frame Relay
New Modem
Old Modem
Video, Multimedia
Simple Video, Voice
Web Browsing
E-Mail, File Transfer
Narrowband

Minimum Bandwidth for Application per User





Maintaining the network





What is maintenance capex?

Maintenance operating expenditure	Capital expenditure
>> Expenditure to maintain an asset that has not reached the end of its life AND if expenditure is a one for one replacement then it is opex >> Expenditure less than R2000 is opex	>> Expenditure to enhance or rehabilitate >> Expenditure that increases capacity or new technology >> Replacement of equipment at the end of its useful life with new equipment
1:1	**1:>1**

Challenges in maintaining the network

Balancing service and cost objectives

Prioritisation of fault repairs

Customer segmentation

Fault repeat rates

Reskilling and restaffing the network

Why reinvest in the network?

>> **Reduce long-term maintenance costs**

>> **Improve customer service**

>> **Increase network resilience and efficiencies**

>> **Eliminate duplication and surplus resources**

Containing maintenance costs

Materials and maintenance (Rm)



8.3%
1,986
1,962
2,093
7.4%
7.5%
7.9%
7.3%
1,082
1,068

2000   2001   2002   Sep-01   Sep-02

Year ended March 31

 Telkom's investment in the network together with its continued effort to improve the access network operations contributes to the containment of materials and maintenance costs

 Telkom continues to focus on alarming the network and controlling the theft incidents to ensure network maintenance costs decrease

Improving customer service



Mean time to install residential voice improved by 67% to 7 days

21
7
2000
2003

Mean time to install ISDN improved by 77% to 20 days

88
20
2000
2003

Mean time to repair business voice improved by 58% to 11 hours

26
11
2000
2003

Year ended March 31, 2000 and six months ended September 2002.

Reducing fault rates

Faults per thousand business lines	Number of fault rates per 1000 2Mb

 **Focused improvement on reducing repeat fault rates in business segment**

 **Improving the fault rates in our data network**





Year ended March 31

Year ended March 31

33

The multi-skilled technical officer


Technician
Joiner
Field engineer
Repairer





OSS investment




Company strategic objectives

Increase shareholder value

Increase profitability and cash flows, reduce indebtedness, reinstate dividend payments

- **Increase revenue**
- **Minimise revenue loss**
- **Reduce costs**
- **Increase profits**

Maintain market leadership positions

Position the Group for competition

- **Improved service quality**
- **Improve service delivery time**
- **Service and maintain network cheaper**

OSS strategic direction

Organisation

- Focused on servicing Telkom to improve productivity, improve efficiencies, and empower customer facing staff

Activity

- Develop and enhance current operational, business and support systems

Objective

- Address critical business needs by providing solutions that will enable end-to-end integration, mechanisation and automation

Strategy

- Phased approach, focus on sales and marketing, billing, service activation, service assurance and eventually extend to integrating systems into back-end systems

Sustainable Competitive Advantage (SCA)

- Key enablers for sustainable competitive advantage in the service industry are

  → Product bundling

  → Customer care

  → Cost structures

  → People

  → Speed and flexibility

- OSS to develop solutions to ensure Telkom remains competitive, differentiates itself and becomes the lowest cost provider of service





OSS Programme




Core OSS Projects

OSS Five year project spend – estimate spend R4bn



Workforce management: **18%**
Assurance: **18%**
Provisioning/fulfillment: **30%**
Customer care: **34%**

Customer Care

The Customer Care Functional Area includes all customer-oriented functions and data. Its scope encompasses handling all types of contact with the customer, the management of the relationship, and the administration of customer data, including information related to Telkom owned CPEs sold as part of the product to the customer.

Rationale

>> Current legacy Customer Relationship Management systems are duplicate and non-integrated.

>> We do not have a holistic view of the customer and his/her related products/services

Benefits

>> Customer retention and revenue protection

>> Cost reduction

>> Service level improvement

>> Targeted marketing & services

Assurance

A complete OSS assurance solution can support revenue protection, reduce costs, and increase productivity of staff and resources. The functional capabilities established in this domain will afford Telkom SA an opportunity to develop and standardise processes for resolving troubles.

Rationale

>> Current legacy assurance systems are duplicate and non-integrated

>> We do not have a holistic view of the customer and his/her related troubles/problems and cannot therefore effectively sell or manage SLA's

Benefits

>> Accurate tracking of the complete end-to-end trouble resolution process

>> Appropriate escalation & fallout management

>> Improvements in ATTR

>> Improvement in adherence to SLA requirements

Provisioning/Fulfilment

An effective and efficient asset management is prerequisite. The projects in this domain establish the the Network Inventory data base (physical, logical & service) for Telkom and the maintenance capability on the data.

Rationale

>> Current legacy network inventory systems are duplicate, non-integrated and in certain instances non-existent

>> We do not have a holistic view of the network data and therefore cannot do effective network asset management

Benefits

>> Identification of lost assets (physical and logical)

>> Efficient management of known assets (sweating the assets)

>> Improvement in adherence to SLA requirements

Workforce management

This initiative is aimed at providing an automated mechanism to manage and optimise the workforce.

Rationale
>> Telkom did not have an integrated workforce management system prior to the award of the contract to MDSI

Benefits
>> Effective and efficient management of the workforce with the resulting ability to reduce staff (Cost Cutting)
>> Customer satisfaction

OSS benefits

Setting

- Business and OSS do a high level benefits setting prior to launch
- Re-evaluate at Launch / Scope
- Re-evaluate after design
- Final evaluation and baseline setting during Class Room Pilot

Objective

- From Class Room Pilot 3 to 6 months stabilising period
- Track monthly in detail for total payback period

Strategy

- Cost reduction and cost avoidance
- Revenue generation
- Revenue protection

Telkom





Investor Relations
telkomir@telkom.co.za

Tel: +27 12 311 5720
Fax: +27 12 311 5721

Ticker - JSE: TKG, NYSE: TKG
ADR ratio 1: 4




EXHIBIT 99.5

23 May 2003

Telkom and the Alliance of Telkom Unions enter into long-term collective agreement on substantive matters

Telkom and the Alliance of Telkom Unions (ATU) today signed a long-term collective agreement on substantive matters that will see its members receiving a 9% salary increase this financial year. The agreement is valid for three years from 1 April 2003 through to 31 March 2006.

The Alliance, which includes the South African Communications Union (SACU) and the Solidarity Union, plus non-union members and non-allied unions represent about 60% of the Telkom bargaining unit.

Telkom Group Executive for Human Resources, Oupa Magashula, congratulated the negotiation teams from the union and management for "finding common ground and concluding another landmark 3-year long-term agreement." SACU President, Colin Smith said the union "is duty bound at all times to act in the best interests of our members and we believe that in the end we upheld that duty."

Solidarity General Secretary: Telecommunications Industry, Danie de Wet, said, their members had given Solidarity a mandate to negotiate an agreement that benefited its members. "This agreement benefits our members and at the same time creates the basis for a constructive relation between the union and the Company for the next three years," he said.

Salary increases will be implemented retrospectively, and employees also stand to benefit from revised and more favourable Company contributions to medical aid schemes. A brand new plan to reward performance, the Individual Gainsharing Pool, will also be introduced for employees who exceed their individual performance targets.

Magashula said the salary increase and improvement to conditions of employment had been extended to all employees in the bargaining unit. "Union members who have not accepted the offer by the stated deadline will have the improved salaries and working conditions implemented only from the date on which they accept the offer," he said.

Telkom enquiries: Temba Masilela
SACU enquiries: Colin Smith
Executive Corporate Communication Mobile: 082 456 6061
Tel: 012 311 4301
Mobile: 082 779 4169
Solidarity enquiries: Danie de Wet
Tel: 012 643 8500 Mobile: 082 574 2462

EXHIBIT 99.6


TELKOM SA LIMITED
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")
Vodacom annual results for the year ended March 31, 2003
Vodacom Group (Proprietary) Limited ("Vodacom") (not listed) in which Telkom has a
50.0% holding, has today issued its annual results for the year ended 31 March 2003.
   Vodacom announced consolidated operating revenues of R19,779 million (US$ 2,504
million) for the year ended March 31, 2003, an increase of 22.5% over the year ended
March 31, 2002. Operating profit increased 19.6% to R4,330 million (US$ 548 million)
for the year ended March 31, 2003.   Vodacom delivered strong operational
performance, maintained its leadership position in the South African market and
further grew its other African businesses.
   Highlights
   *   Total customers increased 26.0% to 8.6 million
   *   Record number of South African gross connections of 3.5 million
   *   South African contract annual churn reduced to 11.9%, compared to 14.5%
       in 2002
   *   South African ARPU's beginning to stabilise at R183 (US$23) compared to
       R182 in 2002
   *   Launch of Vodacom Congo in May 2002
   *   SMS growth of 64.7% to 1.5 billion SMSs compared to 911 million in 2002
   *   Introduction of "MyLife", Vodacom's GPRS and MMS service offering in
       October 2002.
   Financial performance
   Vodacom again posted record results in the 2003 financial year. Despite changing
local conditions and the rapid growth of start-up operations in Tanzania and the
Democratic Republic of Congo (DRC), profit margins only decreased marginally as
Vodacom increased efficiencies.
   Revenue
   Revenue increased 22.5% (2002: 21.7%) to R19,779 million (2002: R16,151 million).
The increase in revenue was primarily driven by customer growth and to a lesser
extent by standard tariff increases and an increase in equipment sales into the DRC
and Tanzania, as well as an uptake of 2.5G handsets in South Africa. Vodacom's
revenue from other African operations increased 66.7% (2002: 302.7%) to R1,235
million (2002: R741 million).
   Operating profit
   Profit from operations increased 19.6% (2002: 41.8%) to R4,330 million (2002:
R3,621 million) and operating profit margin decreased marginally to 21.9% (2002:
22.4%). Operating profit margins decreased largely as a result of the increase in
marketing and incentive costs and the change in the traffic mix and the resultant
increase in interconnect costs. Operating profit was also impacted by the increased
interconnection tariffs under amended interconnection agreements.
   EBITDA
   EBITDA increased 17.8% (2002: 35.9%) to R6,704 million (2002: R5,691 million).
EBITDA margin decreased to 33.9% (2002: 35.3%). Excluding the impact of low margin
cellular phone and equipment sales, the EBITDA margin was 38.3% in 2003, down from
39.2% in 2002.
   Net income
   The past three years' net income has been significantly distorted by two main
factors. Firstly, the disposal of non-core businesses and integration costs,
principally relating to the consolidation of previously independent service
providers, resulted in an abnormal profit of R56 million in 2002 and an abnormal loss
of R213 million in 2001. Secondly, the adoption of IAS 39, "Financial Instruments:
Recognition and Measurement", resulted in a before tax loss of R486 million in the
year ended March 31, 2003 and profit before tax of R352 million in the year ended

March 31, 2002. Although it is Vodacom's policy to hedge all foreign denominated commitments from South Africa, it does not qualify for hedge accounting in terms of IAS 39 and the impact of fluctuations in exchange rates on the market value of the financial instruments are required to be reflected through the income statement.

Capital expenditure

Despite African expansion, Cell C roaming, GPRS launch and the installation of 1800 MHz equipment, capital expenditure decreased 20.6% to R3,399 million, or 17.2% of revenue in 2003 (2002: R4,279 million; 26.5% of revenue). Capital expenditure decreased 24.4% and 7.8% to R2,488 million (2002: R3,291 million) and R911 million (2002: R988 million) in South Africa and other African countries respectively.

Financial structure and funding

Vodacom's balance sheet continued to strengthen, with a net debt/EBITDA ratio of 34.2%, almost half of the prior year ratio of 62.9% and well within terms of borrowing covenants. Total interest and non-interest bearing debt decreased 18.5% to R3,501 million (2002: R4,297 million) as a result of the 37.2% decrease in South Africa's total debt to R2,327 million (2002: R3,706 million). The increase in other African total debt of 98.6% to R1,174 million (2002: R591 million) was primarily as a result of R336 million utilisation of an extended credit facility for Vodacom Congo, R502 million draw down of a project financing facility in Tanzania and the repayment of R400 million of funding loans in Vodacom Group.

Shareholder distributions

Distributions to shareholders increased 3.2% to R768 million in 2003, comprising of interest of R168 million (2002: R144 million) and dividends of R600 million (2002: R600 million). The low growth in shareholder distributions despite strong cash flow growth is due to Vodacom's intention to repay shareholder loans of R920 million on 30 June 2003.

Accounting policies

The consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice and have been prepared on the historical cost basis, unless otherwise indicated. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group's transactions are denominated. Accounting policies have remained consistent, in all material respects, with those of the prior year.

Summary audited group income statement

March 31, Amounts in accordance with IFRS (in ZAR millions)	2002	2003	% Change
Revenue	16,151	19,779	22.5
Operating expenses	12,530	15,449	23.3
Operating profit	3,621	4,330	19.6
Interest, dividends and other financial income received	840	742	(11.7)
Finance charges	(868)	(1,546)	(78.1)
Profit before tax	3,593	3,526	(1.9)
Taxation	(1,190)	(1,199)	0.8
Profit after tax	2,403	2,327	(3.2)
Minority interests	(30)	(112)	273.3
Net profit	2,373	2,215	(6.7)

Summary audited group balance sheet

March 31, Amounts in accordance with IFRS (in ZAR millions)	2002	2003	% Change
Total assets	15,359	16,816	
Current assets	4,145	4,690	
Bank and cash balances	719	1,207	
Other current assets	3,426	3,483	

```
Non-current assets                                         11,214   12,126
Total liabilities                                           9,884    9,891
Current liabilities                                         7,990    7,009
  Short-term debt 1                                         3,517    1,769
  Other current liabilities                                 4,473    5,240
Non-current liabilities                                     1,894    2,882
Long-term debt 2                                              780    1,732
Other non-current liabilities                               1,114    1,150
Minority interests                                             11       88
Shareholders' equity                                        5,464    6,837
```

      Summary audited statements of changes in equity
       (in ZAR millions)

	2002	2003
Balance at 1 April	3,506	5,464
Change in accounting policy	85	–
Restated balance	3,591	5,464
Net profit for the year	2,373	2,214
Dividends declared	(600)	(600)
Foreign currency translation reserve	120	(262)
Foreign currency translation reserve – deferred taxation	(20)	21
Balance at 31 March	5,464	6,837

      Summary audited group cash Flow data

March 31, Amounts in accordance with IFRS (in ZAR millions, except percentages)	2002	2003	% change
Cash flow from operating activities	3,815	4,342	13.8
Cash flow used in investing activities	(4,543)	(3,243)	(28.6)
Cash flow from financing activities	571	518	(9.3)

      Summary audited segment analysis

(in ZAR millions, except percentages)	2002	2003	% change
Revenue	16,151	19,779	22.5
South Africa	15,410	18,544	20.3
Other African countries	741	1,235	66.7
Operating profit/(loss)	3,621	4,330	19.6
South Africa	3,540	4,334	22.4
Other African countries	81	-4	-104.9
Operating profit margin (%)	22.4	21.9	

       Operational data
        (Non-financial numbers are unaudited)

	2002	2003	% change
Total customers (thousands)	6,863	8,647	26.0
South Africa			
Customers (thousands) 4	6,557	7,874	20.1
Contract	1,090	1,181	8.3
Prepaid	5,439	6,664	22.5
Community services telephones	28	29	3.6
Churn (%)	27.2	30.4	11.8
Contract	14.5	11.9	(17.9)
Prepaid	30.1	34.0	13.0
Average monthly revenue per customer (ZAR) 5	182	183	0.5
Contract 5	560	629	12.3

Prepaid	93	90	(3.2)
Community services	1,719	1,861	8.3
Number of employees 6	3,859	3,904	1.2
Number of customers per employee	1,699	2,017	18.7
Other African countries			
Customers (thousands)	306	773	152.6
Average monthly revenue per customer			
Lesotho (ZAR)	144	104	(27.8)
Tanzania (USD)	27	22	(18.5)
Democratic Republic of the Congo (USD)	n/a	20	NA
Number of employees	494	502	1.6
Number of customers per mobile employee	619	1,540	148.8

1 Includes short-term portion of finance leases, shareholder loans, non-interesting bearing debt, short-term interest-bearing debt and utilised credit facilities.

2 Includes long-term portion of interest-bearing debt.

3 EBITDA includes a net gain of Nil and R56 million in the 2003, and 2002 financial years, respectively, for integration costs, disposals of operations and impairments.

4 18.2% (2002:13.9%) of Vodacom's total reported customers, 20.5% (2002:15.9%) of its prepaid customers and 5.3% (2002: 3.8%)% of its contract customers in South Africa were inactive for a period of 3 months as of March 31, 2003.

5 Value added service revenue from previously partially owned service providers is included in contract and total average monthly revenue per customer from October 1, 2001, at which time Vodacom consolidated these previously partially owned service providers.

6 Includes 219 and 423 total temporary employees as of March 31, 2003 and 2002 respectively.

    Johannesburg

    18 June 2003

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    All statements contained herein, as well as oral statements that may be made by Telkom SA Limited or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African mobile communications markets; developments in the regulatory environment; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

EXHIBIT 99.7





Vodacom
Group Annual Results

18th June 2003





Outline

- Strategic Highlights

- Group Financial Review

  

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act of 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in anyway derogating from the generality of the foregoing, it should be noted that:

- Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in our expectations.

- Insofar as the shareholder's of Vodacom Group (Proprietary) Ltd are listed and offer their shares publicly for sale on recognised Stock Exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited's shareholders are cautioned not to place undue reliance on this presentation.









Strategic Highlights

Alan Knott-Craig
Group Chief Executive Officer




Delivering on our strategy for growth

Short to medium term	**Continued South African growth potential**

- Leveraging SA position supported by carefully managed expansion for long term growth

Medium to long term	**Potential returns from other African operations**

Underpinned by

→ **Strong and experienced management team**

→ **Simple, focused organisational structure**

→ **Powerful brand and extensive distribution**

→ **Innovative culture and strong work ethic**

→ **Strict financial discipline**

vodacom

Group highlights



	Current year	change since previous year
Strong customer growth	8.6 m	26.0%
Strong revenue growth	R19.8 bn	22.5%
Operating profit	R4.3 bn	19.6%
Customers/employee	1,963	24.5%
Capex to revenue	17.2%	reduction of 9.3% points

Innovative products — **"MyLife"**

At year end there were 7,756 active GPRS subscribers

Current year ⁞ change since previous year

Vodacom South Africa (Market share 57%)

- Potential for further growth
  - → 1800 Mhz spectrum issued
  - → 4 Million free SIMs to be supplied over next 5 years
  - → Estimate the SA market at 19 million

- Cell C expected to erode market share of both MTN and Vodacom
  - → Vodacom benefits indirectly through the Cell C roaming agreement

- Vodacom is strategically placed for continued dominance
  - → Lowest-cost operator
  - → Extensive distribution



Total South African mobile market (thousands of customers)

CAGR 43%

Year	Total
1999	3,337
2000	5,188
2001	8,339
2002	10,789
2003	13,852

Legend: Cell C, MTN, Vodacom

Source: Reported customers - MTN Results, estimates for Cell-C, 2003 estimates for Cell C and MTN.

Leverage off better economies of scale

Strong SA operational indicators

- Gross connections up 15.0% to a new high of 3.5 million
  - → 84.6% of closing base is prepaid
  - → 18.2% of closing base is inactive

- Churn trends
  - → Contract churn at all-time low of 11.9%
  - → Prepaid churn increased to 34.0%

- Total traffic[1] increased by 18% to 10.5 billion minutes

- 2003 average of 15 SMS's per customer, March 2003 18.3

- Total SA ARPU begins stabilising

1. Total traffic excluding national roaming and incoming international



Vodacom SA customers and gross connections (thousands)



Vodacom SA ARPU (R's)

Vodacom Tanzania (Market share 53%)

- Customer growth of 96.1%
  - → 98.4% prepaid
  - → 2,055 public phones

- ARPU decline of 18.5% to $22

- Market overview
  - → Market leader with 53% market share, Celtel recently aggressive
  - → Estimated penetration of 2.2%
  - → Substantial opportunity as economy and infrastructure has shown visible improvement
  - → Built a strong and respected brand
  - → Substantial distribution through super dealer structure including local partners



Customers (thousands) and ARPU (US$)



Market analysis

Vodacom Congo (Market share 44%)

- Official launch May 2002
- Strong customer growth
  - → 95.7% prepaid
  - → 6,828 public phones
- ARPU of $20
- Market overview
  - → We have more than doubled the market size in 11 months since launch
  - → Estimated penetration of 1.0%
  - → Brand is associated with quality, but market is extremely price sensitive
  - → Although numerous operators, most are niche and/or regionally based and not national

Customers (thousands)



1,074%
248
21
2002
2003

Market analysis



6%
44%
50%
Vodacom
Celtel
Others

 Positive first year of operations

Vodacom Lesotho (Market share 80%)

- Customer growth of 35%
  - → 93.8% prepaid
  - → True prepaid service was installed in 2002

- ARPU decline of 28% to R104

- Market overview
  - → Launch of a second operator during the year has stimulated the market
  - → Reduced market share but strong subscriber growth
  - → Estimated penetration of 4.3%



Customers (thousands) and ARPU (R)

144 · 57 · 104 · 22 · 77

2001 · 2002 · 2003

Customers — ARPU



Market analysis

20%

80%

Vodacom · Econet

Slowing capital expenditure

- **South Africa**
  - → Quality network with national GPRS coverage
  - → Limited 1800 network installed in Gauteng and Western Cape
  - → Cumulative capex R16.6 bn

- **Tanzania**
  - → 6% of land area and 25% of population
  - → Cumulative capex $132 million

- **Congo**
  - → CWN network switched off and redeployed
  - → Cumulative capex $119 million
  - → Coverage of 7 out of 9 provinces and remaining 2 planned within 6 months

- **Lesotho**
  - → Cumulative capex R185 million



Group capex spend (Rm)



Analysis of Group capex (Rm)





Financial Review

Leon Crouse
Group Finance Director





Financial Highlights

Metric	Current year	Previous year
EBITDA margin	**33.9%**	35.3%
Operating profit margin	**21.9%**	22.4%
Free cash flow	**R1.9 bn**	(R0.1bn)
Net debt to equity	**33.6%**	65.5%
ROA[1]	**18.0%**	17.5%

At year end all our African operations were profitable at the operating profit level on a monthly basis

1 Based on average assets and PAT adjusted for after tax finance costs

vodacom

Group revenue analysis



Total revenue (Rm)

Revenue
excl. handsets ↑ 35.4%   ↑ 29.3%   ↑ 20.6%

↑ 38.7%   ↑ 21.7%   ↑ 22.5%

19,779

16,151

13,276

9,572

2000   2001   2002   2003



Revenue analysis (Rm)

(1.9%) 2.7%   (2.7%) 1.9%

(10.1%) 11.5%

26.8% (26.6%)

57.1% (58.7%)

■ Airtime   ▨ Interconnection
■ Equipment sales ▨ International airtime
■ Other sales and services

2003 : (2002)

Group revenue analysis (Rm)

	2002	2003	% change
South Africa	15,410	18,544	20.3[1]
Tanzania	657	880	33.9
Congo	14	259	1,750.0
Lesotho	70	96	37.1
Vodacom Group	**16,151**	**19,779**	**22.5**



	2002	**2003**
Other African operations contribution	4.6%	**6.2%**

1 Growth excluding equipment sales is 18.1%

SA data revenue

- Revenue from data services makes up 3% of total revenue

- Strong penetration of SMS use
  - → Contract 73%
  - → Prepaid 42%

- SMS usage increased 64.7% to 1.5 billion for the year

- Stimulated by new tariff packages such as 4U

- Impact of MyLife and new generation handsets is still to be felt



Data revenue (Rm)

- 2001: 266
- 2002: 400 (↑ 50.4%)
- 2003: 581 (↑ 45.3%)

vodacom

Group operating expenses

Total operating expenses (Rm)



48.8%
16.9%
23.3%
7,208
10,723
12,530
15,449
2000
2001
2002
2003

Operating expenses analysis (Rm)



7.7% (7.6%)
6.6% (9.1%)
15.4% (16.5%)
14.4% (11.0%)
55.9% (55.8%)
Other direct network operating costs
Payments to other operators
Depreciation and amortisation
Staff expenses
Other
2003 : (2002)

18 **Significant increase in payments to other operators**

Operating profit/(loss) analysis (Rm)

	2002	2003	% change
South Africa	3,627	4,290	18.3
Tanzania	134	187	39.6
Congo	(20)	(117)	(485.0)
Lesotho	12	4	(66.7)
Holding companies	(132)	(34)	25.8
Vodacom Group	**3,621**	**4,330**	**19.6**

	2002	**2003**
Other African operations contribution	2.2%	**(0.1%)**

Other African operations includes offshore holding companies

 Cost of start up operations

vodacom

EBITDA analysis (Rm)

	2002	2003	% change
Vodacom South Africa	5,567	6,423	15.4
Vodacom Tanzania	231	334	44.6
Vodacom Congo	(12)	(49)	(308.3)
Vodacom Lesotho	31	26	(16.1)
Holding companies	(126)	(30)	23.8
Vodacom Group	**5,691**	**6,704**	**17.8**

	2002	2003
Other African operations contribution	3.6%	**3.5%**

Other African operations includes offshore holding companies

African contribution growing

Factors that affect the trends

- More conservative accounting policies than our peers

- Change in traffic mix negatively affected operating profit

- Fluctuating, low margin handset sales affect revenue and margins

- More competition demanded higher direct costs & incentives





Results impacted by currency fluctuations

- Non-recurring sale of non-core assets

- A more rule based approach to accounting has been adopted

  → IAS39

  → Effect of currency revaluation

  → Effect of FEC book revaluation

- Adjusted profit after tax shows the real trend



Adjusted profit after tax (Rm)

	2000	2001	2002	2003
		22.0%	34.6%	27.0%
	1,280	1,561	2,101	2,667

Excluding after tax effects of gains/(losses) on FEC and liability revaluation and integration costs, disposals of operations and impairment.

	2000	2001	2002	2003
Profit after tax	1,315	1,309	2,403	2,327
Integration costs	(129)	213	(56)	-
After tax (@ 30%) effects of all FEC and IAS 39 adjustments	94	39	(246)	340
Adjusted profit after tax	**1,280**	**1,561**	**2,101**	**2,667**

And sale of non-core businesses

vodacom

Profitability and margins

Operational margins show consistent trends



Margins (%)

EBITDA margin: 36.2%, 31.6%, 35.3%, 33.9%
Operating profit margin: 24.7%, 19.2%, 22.4%, 21.9%
Net profit margin: 13.7%, 9.9%, 14.7%, 11.2%

Years: 2000, 2001, 2002, 2003

Legend:
- EBITDA margin
- Operating profit margin
- Net profit margin



Adjusted Margins (%)

Adjusted EBITDA margin: 34.8%, 33.2%, 34.9%, 33.9%
Adjusted operating profit margin: 23.3%, 20.8%, 22.1%, 21.9%
Adjusted Net profit margin: 13.4%, 11.8%, 13.0%, 13.5%

Years: 2000, 2001, 2002, 2003

Legend:
- Adjusted EBITDA margin
- Adjusted operating profit margin
- Adjusted Net profit margin

Increasing efficiencies

- **Improving efficiencies**
  - → Customers per employee ratio at highest level
  - → Driving capex to revenue ratio down
  - → Indirect costs contained

- **Lower costs**
  - → Network capex per customer down in SA by 2.9% to R1,933
  - → Convenience selling reduces churn
  - → No prepaid handset subsidies



SA customers per employee

	64.2%	36.5%	18.7%
758	1,245	1,699	2,017
2000	2001	2002	2003



Other African customers per employee

	119.4%	1.1%	148.8%
279	612	619	1,540
2000	2001	2002	2003

For all efficiency indicators in all operations

vodacom

Strong cashflows and balance sheet

Operating cash flow (Rm)



↑ 46.6% ↑ 32.7% ↑ 8.6%

2000	2001	2002	2003
3,182	4,664	6,188	6,721

Net debt to EBITDA (%)



93.9% ↓ 30.8% ↓ 0.2% ↓ 28.7%

2000	2001	2002	2003
93.9%	63.1%	62.9%	34.2%

Net debt includes interest and non-interest bearing debt, shareholder loans, bank overdraft net of cash and cash equivalents.

Net debt to net tangible assets (%)



187.9% ↓ 88.9% ↓ 22.5% ↓ 40.5%

2000	2001	2002	2003
187.9%	99.0%	76.5%	36.0%

Net debt includes interest and non-interest bearing debt, shareholder loans, bank overdraft net of cash and cash equivalents.

Increasing cashflow generation and low leverage

Net debt composition and maturity

	2004	2005	2006	2007	2008	>2009	Total
SA finance leases	13.5	28.3	49.6	77.6	111.8	604.1	884.9
Vodacom Tanzania	65.9	84.6	108.7	111.7	58.7	165.7	595.3
Vodacom Congo	206.7	335.7	-	-	-	-	542.4
SA shareholders loans	920.0	-	-	-	-	-	920.0
Net bank and cash	(647.5)						(647.5)
Net debt	**558.6**	**448.6**	**158.3**	**189.3**	**170.5**	**769.8**	**2,295.1**

Including R1.2b in positive bank and cash balances

vodacom

Net debt profile

- We aim to secure non-recourse financing for all other African operations
- In South Africa our net debt comprises almost entirely of finance lease liabilities and shareholders loans
- As we only proportionately consolidate Vodacom Congo, 49% of the debt is off balance sheet. This funding is not ring fenced.

Net debt profile



21.8%
21.9%
17.8
38.5%
Foreign denominated, ring-fenced
Foreign denominated, not ring-fenced
ZAR denominated, finance leases
ZAR denominated, other

 Project finance being sought for Vodacom Congo

Shareholder distributions

- Repaying R920m shareholder loans at June 30, 2003

- Paying an interim dividend in September 2003

- Principle of approximately 3 times cover to decrease in the future



Shareholder distributions (Rm)

	2000	2001	2002	2003
Dividends		480	600	600
Interest	202	158	144	168

215.8%   16.6%   3.2%

■ Interest   ■ Dividends





Questions?





Telkom

Telkom SA Limited group preliminary audited annual results
for the year ended March 31, 2003

(Registration number 1991/005476/06)
JSE and NYSE share code: TKG   ISIN: ZAE000044897

Eps up 34%	Capex reduced 37%	Total debt down 12%
R cents	R million	R million







Commentary

Johannesburg, South Africa – June 23, 2003, Telkom SA Limited (JSE and NYSE: TKG), South Africa's largest communications group announces preliminary audited annual results for the year ended March 31, 2003. Consolidated operating revenue increased by 10.0% to R37,600 million (US$4,759 million), operating profit increased 55.4% to R6,514 million (US$825 million) and basic earnings per share increased 33.5% to 292.6 cents (US$c 37.0) for the year ended March 31, 2003.

Group financial highlights:

• **Group operating margin increased from 12.3% to 17.3%**

• **Group EBITDA growth of 33.4% to R12,807 million**

• **Group EBITDA margin increased from 28.1% to 34.1%**

• **Group capital expenditure reduced 36.6% to R5,712 million**

• **Reduced net debt to equity ratio from 129.9% to 109.5%.**

Group operational highlights

In 2003 the group delivered a strong operational performance. The fixed-line business improved its competitive positioning with enhanced levels of service and innovative product offerings. Cost savings were achieved across the group and customer growth in the mobile business continued to be strong. The year under review saw the following key achievements:

• The listing of Telkom on the JSE Securities Exchange South Africa and the New York Stock Exchange on March 4, 2003

• Strong growth in mobile customers of 26.0% and 20.6% growth in ISDN channels

• Solid growth in fixed-line data revenue of 15.2%

• 15.4% growth in fixed-line prepaid customers

• The launch of ADSL in August 2002

• The launch of the intercontinental submarine cable, Afrolinque in May 2002

• The official launch of Vodacom Congo in the DRC in May 2002

• Telkom and Vodacom synergies framework

• The launch of the Telkom Agency for Career Opportunities, an innovative programme specifically focused on the responsible redeployment and re-skilling of redundant employees

Subsequent to year-end, Telkom successfully concluded a three-year agreement with all its unions effective April 1, 2003. The agreement provides for a 9% wage increase in the year ending March 31, 2004, an 8% in the year ending March 31, 2005 and a 7% in the year ending March 31, 2006. In addition, the increase in Telkom's contributions to medical aid schemes will be limited to wage increases.

During the year the Minister of Communications and ICASA made further progress in the liberalisation of the telecommunications sector. A process has commenced to issue an additional license to provide public switched telecommunications services to a second national operator. An evaluation committee appointed by the Minister of Communications has recommended that two of the four bidders for this license be prequalified. The Minister has indicated that she expects to grant this license in the second half of 2003.

In May 2003, the Minister of Communications announced the fees that would be required to obtain the 1800MHz radio frequency spectrum. However, the licences have not yet been issued.

Financial review

Telkom's strong group results in 2003 are supported by solid revenue growth, improvements in operational efficiencies, reduced capital expenditures and reduced interest expense on lowered outstanding debt. However, the results are impacted by two factors, namely: large non-core or one-off items in 2002 and 2003 and the fluctuations arising from measuring derivatives at fair value and due to the volatility of the exchange rate during the year.

Group operating profit before interest and taxation increased 55.4% to R6,514 million in 2003 and, excluding the following significant one-off or non-core items, group operating profit before interest and taxation increased 29.8% in 2003:

• Net profit on sale of investments, property, plant and equipment of R104 million (2002: R30 million)

• Asset write-offs of R189 million (2002: R445 million)

• Goodwill amortisation and impairment of R89 million (2002: R66 million)

• The provision for the supplier dispute with Telcordia, excluding interest, of R58 million (2002: R325 million)

• IPO expenditure of R213 million (2002: Nil)

• Reduction of the fixed-line bad debt provision of R276 million (2002: R153 million increase).

The group utilises derivative instruments to hedge its foreign currency denominated debt, floating interest rate exposure and foreign operational and capital expenditure. In terms of IAS 39, "Financial instruments: Recognition and Measurement" the significant fluctuations in the currency resulted in a net fair value and foreign exchange loss of R1,285 million (2002: R635 million gain). The value of the Rand measured against the US Dollar increased 30.0% from R11.44 per $1.00 at March 31, 2002 to R8.01 at March 31, 2003. The value of Rand as measured against the US Dollar decreased 42.9% in the year ended March 31, 2002.

Group operating revenue

Operating revenue increased in both the fixed-line and mobile segments, resulting in an overall increase of 10.0% (2002: 9.1%) to R37,600 million (2002: R34,197 million). Fixed-line operating revenue, after inter-segmental eliminations, increased 5.8% (2002: 5.8%) primarily due to increased average tariffs and solid growth in data services. Mobile operating revenue, after inter-segmental eliminations, increased 27.5% (2002: 25.5%) primarily due to customer growth.

Group operating expenses

Operating expenses increased 3.6% (2002: 13.8%) to R31,086 million (2002: R30,006 million) due to increased operating expenses in the mobile segment. These were partially offset by a 1.0% decrease (2002: 13.0% increase) in the fixed-line operating expenses primarily due to reduced selling, general and administrative expenses. The increase in mobile operating expenses of 23.4% (2002: 16.8%) was primarily due to increased competition resulting in increased incentive costs. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of outgoing traffic terminating on other mobile networks relative to traffic terminating on the fixed-line network.

Investment income

Investment income consists of interest received on trade receivables, short-term investments and bank accounts. Investment income decreased 17.2% (2002: 8.2% decrease) to R424 million (2002: R512 million) largely as a result of the following factors: a more rapid collection of trade debtors; lower interest received due to lower average balances in investments and bank accounts and reduced interest on the receivable owing from the South African Revenue Services as they repaid R844 million on September 3, 2002 of their balance outstanding of R1,081 million at March 31, 2002.

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges increased 62.9% (2002: 18.7% decrease) to R4,154 million (2002: R2,550 million) due to a significant increase in group net fair value and exchange losses on financial instruments from a net gain of R635 million in 2002 to a net loss of R1,285 million in 2003, partially offset by a 9.9% decrease (2002: 23.8% increase) in interest expense to R2,869 million (2002: R3,185 million). The decrease in interest expense was primarily due to lower balances on foreign loans. The net fair value losses on financial instruments of R1,285 million was primarily due to the fair value of derivative instruments for foreign loans and purchases of foreign goods and services.

Taxation

Consolidated tax expense increased 20.2% (2002: 22.1%) to R1,049 million (2002: R873 million). The consolidated effective tax rate was 37.7% in the 2003 financial year and 40.5% in the 2002 financial year. The high effective tax rate in the year ended March 31, 2002 was primarily due to non-deductible expenses at Telkom.

Net profit and earnings per share

Net profit increased 33.5% to R1,630 million in the year ended March 31, 2003 primarily due to increased operating profit in both the fixed-line and mobile segments. These increases were partially offset by increases in finance charges due to the net loss on the revaluation of derivative instruments.

Group basic earnings per share increased 33.5% (2002: 24.7% decrease) to 292.6 cents (2002: 219.2 cents) and group headline earnings per share increased 4.9% (2002: 12.4% decrease) to 314.0 cents (2002: 299.3 cents).

Group capital expenditure

Group capital expenditure decreased 36.6% (2002: 8.9% decrease) to R5,712 million (2002: R9,004 million). Fixed-line capital expenditure decreased 42.4% to R4,013 million (2002: R6,962 million) and was 13.5% (2002: 24.9%) of fixed line revenue. Fixed line capital expenditure was lower than the budgeted amount of R4,932 million as a result more stringent investment criteria for capital investment, savings resulting from the relative strength of the Rand against the US Dollar and Euro and projects carried forward to the 2004 financial year. The group's capital expenditure strategy has shifted to selective investment in the fixed-line segment on a smaller scale based on customer demand and economic viability. Capital investments will continue in growing business areas such as data services and in network evolution, business improvements and business operational support systems.

Despite African expansion, Cell C roaming investment, GPRS launch and the installation of 1800MHz equipment, mobile capital expenditure decreased

16.8% to R1,699 million (2002: R2,042 million) and was 17.2% (2002: 25.3%) of mobile revenue. Capital expenditure for the South African mobile operations was 13.4% (2002: 20.1%) of South African mobile revenue.

Consolidated capital expenditures in property, plant and equipment for the 2004 financial year is budgeted to be R6,429 million, of which approximately R4,977 million is budgeted to be spent in the fixed-line segment and R1,452 million in the mobile segment, which is the group's 50% share of Vodacom's total budgeted capital expenditure of R2,903 million. The increase in the fixed-line capital budget compared to the actual investment in 2003 is as a result of projects carried forward to the 2004 financial year and the increase in operational support systems investment as well as the provision for regulatory capital expenditure.

Group cash flow

Cash flows from operating activities increased 19.3% (2002: 32.5%) to R9,748 million (2002: R8,171 million) primarily due to increased operational cash flows, tax refunds and decreased interest expenses. Cash flows utilised in investing activities decreased 38.0% (2002: 7.2%) to R5,731 million (2002: R9,250 million) primarily due to the reduction in group capital expenditure.

In the 2003 financial year, loans repaid and the increase in net financial assets exceeded loans raised by R2,872 million. The group's repayments in 2003 include a net repayment of R1,371 million of commercial paper bills, a repurchase of R689 million of the TL03 local bond, a repayment of the R359 million loan from European Investment Bank and the repayment of a R200 million 12.5% coupon unsecured loan. Vodacom repaid R426 million of its debt, Telkom's 50% share of R213 million is included in loans repaid. Vodacom's foreign debt increased R583 million as they utilised their extended credit facility for Vodacom Congo, and drew down on a project financing facility; Telkom's 50% share of R291 million is included in loans raised.

Funding sources

The group remains committed to the repayment of its debt and maintained its investment grade credit ratings with Moody's (Baa3) and Standard & Poors (BBB-). Net debt after financial assets and liabilities decreased 8.1% to R20,096 million (2002: R21,858 million). The balance sheet at March 31, 2003 strengthened, with a net debt to equity ratio of 109.5% from 129.9% at March 31, 2002. Total debt decreased 11.7% to R22,417 million (2002: R25,401 million).

As of March 31, 2003, 90.4% (2002: 86.2%) of the group debt was fixed rate debt and 9.6% (2002: 13.8%) was floating rate debt. In September 2003, a 10.75% unsecured local bond (TL03) with a weighted average yield to maturity of 10.9% matures. In May 2004 a 13% unsecured local bond (TL08) with a weighted average yield to maturity of 16.5% matures. The group intends to refinance its debt using operational free cash flows and new debt raised in the market.

Segment commentary

The operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly-owned subsidiary, Swiftnet. The mobile segment consists of a 50% interest in Vodacom.

Fixed-line

The fixed-line segment accounted for 77.7% (2002: 80.7%) of group operating revenues (after inter-segmental eliminations) and 66.7% (2002: 56.7%) of group operating profit at March 31, 2003.

Fixed-line operating revenue

In *ZAR millions*

| | Year ended March 31 | | |
	2002	2003	% change
Subscriptions and connections	4,410	**4,595**	4.2
Traffic	17,168	**18,001**	4.9
Local	4,876	**5,616**	15.2
Long distance	3,794	**3,562**	(6.1)
Fixed-to-mobile	7,323	**7,539**	2.9
International outgoing	1,175	**1,284**	9.3
Interconnection	1,798	**1,773**	(1.4)
Data	3,913	**4,507**	15.2
Directories and other	687	**759**	10.5
Total fixed-line operating revenues	27,976	**29,635**	5.9

Operating revenue from our fixed-line segment, before inter-segmental eliminations, increased 5.9% (2002: 5.8%) primarily due to increased traffic revenue, as a result of average tariff increases and growth in data services revenue. Traffic was adversely affected in both the 2003 and 2002 financial years by the increasing substitution of calls placed using mobile services rather

than fixed-line services. Traffic declined 0.7% (2002: 0.3% decrease), however, revenue per fixed access line continued to improve, increasing 5.5% (2002: 10.1%) to R4,989 (2002: R4,729). This was due to increased average tariffs, higher penetration of value-added voice services and increased penetration of higher revenue generating access services. Data revenue increased 15.2% (2002: 17.6%) mainly due to higher demand for data services.

Fixed-line operating expenses

In ZAR millions	Year ended March 31		
	2002	2003	% change
Employee expenses	6,611	**6,698**	1.3
Payments to other network operators	6,759	**6,726**	(0.5)
SG&A	4,650	**3,312**	(28.8)
Services rendered	2,138	**2,489**	16.4
Operating leases	1,148	**1,155**	0.6
Depreciation and amortisation	4,363	**5,105**	17.0
Other income	(118)	**(198)**	67.8
Total fixed-line operating expenses	25,551	**25,287**	(1.0)

Fixed-line operating expenses, before inter-segmental eliminations, were relatively flat in the 2003 financial year, decreasing 1.0% (2002: 13.0% increase) to R25,287 million (2002: R25,551 million) primarily due to reduced selling, general and administrative expenses. Selling, general and administrative expenses were impacted in the 2002 financial year by the inclusion of a R346 million write-off of Telcordia-related assets and the inclusion of a R325 million provision, before interest and legal costs, related to the Telcordia dispute. Excluding these items, selling, general and administrative expenses decreased primarily due to a R276 million reduction in the bad debt provision on our balance sheet, as well as lower materials and maintenance expenses due to reduced losses in respect of cable theft and lower fault rates. Bad debts written-off against the provision decreased by 39.5% (2002: 1.8% increase) to R491 million (2002: R812 million). The decrease in fixed-line operating expenses was partially offset by increased depreciation and amortisation and services rendered, while operating leases, payments to other network operators and employee expenses remained relatively constant.

Fixed-line operating profits increased 79.3% (2002: 36.5% decrease) to R4,348 million (2002: R2,425 million) with operating margins increasing to 14.7% (2002: 8.7%). Fixed-line EBITDA increased 39.3% (2002: 15.7% decrease) to R9,453 million with EBITDA margins increasing to 31.9% (2002: 24.3%).

Mobile

The mobile segment accounted for 22.3% of group operating revenues (2002: 19.3%) (after inter-segmental eliminations) and 33.3% of group operating profits (2002: 43.3%). Vodacom is the largest mobile communications network operator in South Africa with an estimated 57% share of mobile customers as of March 31, 2003 based on total estimated customers. Vodacom also has investments in mobile operators in Lesotho, Tanzania and the Democratic Republic of the Congo. Vodacom's operational statistics are presented below at 100%, but all financial figures are the 50% proportionately consolidated into the group.

Mobile operating revenue

In ZAR millions	Year ended March 31		
	2002	2003	% change
Airtime	4,743	**5,650**	19.1
Interconnection	2,150	**2,655**	23.5
Equipment sales	814	**1,132**	39.1
International services	151	**270**	78.8
Other sales and services	217	**183**	(15.7)
Total mobile operating revenue	8,075	**9,890**	22.5

During the year, the mobile segment delivered strong revenue growth of 22,5%, before inter-segmental eliminations, to R9,890 million (2002: R8,075 million), primarily driven by customer growth and an increase in equipment sales. Revenue from Vodacom's operations outside of South Africa as a percentage of Vodacom's total mobile operating revenue increased to 6.2% (2002: 4.6%).

The growth in revenue can largely be attributed to a 26.0% increase in Vodacom's total customers to 8.6 million as of March 31, 2003 (2002: 6.9 million) resulting from strong growth in prepaid customers in South Africa and significant growth in customers outside of South Africa. In South Africa, total average monthly revenue per user (ARPUs) increased marginally to R183 (2002: R182). Contract ARPUs increased by 12.3% to R629 (2002: R560). During the year, South African contract churn decreased to 11.9% in 2003 (2002: 14.5%). Prepaid churn, however, remained relatively high at 34.0% (2002: 30.1%) due to greater competition, lower barriers to entry for prepaid customers and the volatile nature of the prepaid customer base.

Mobile operating expenses

In ZAR millions	Year ended March 31		
	2002	2003	% change
Employee expenses	568	**509**	(10.4)
Payments to other network operators	689	**1,109**	61.0
SG&A	3,688	**4,614**	25.1
Services rendered	57	**65**	14.0
Operating leases	237	**273**	15.2
Depreciation and amortisation	1,035	**1,188**	14.8
Other operating income	(15)	**(34)**	126.7
Total mobile operating expenses	6,259	**7,724**	23.4

Mobile operating expenses, before inter-segmental eliminations, increased by 23.4%, largely in line with the growth in revenue of 22.5%. Mobile selling, general and administrative expenses increased 25.1% in the year ended March 31, 2003 primarily due to an increase in selling and distribution expenses to support the growth in South African and other African operations and the increased competitiveness in the South African market.

Mobile payments to other network operators increased 61.0% in the year ended March 31, 2003 as a result of increased outgoing traffic and a higher volume growth of outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's fixed-line network.

Profit from operations increased 19.3% (2002: 42.2%) to R2,166 million (2002: R1,816 million) and operating profit margin decreased marginally to 21.9% (2002: 22.5%). Mobile EBITDA increased 17.6% (2002: 36.1%) to R3,354 million with EBITDA margins decreasing to 33.9% (2002: 35.3%).

Dividends

The board of directors has decided not to declare a dividend at this time, as it believes it would be prudent to continue to focus on debt reduction in line with the group strategy.

Audit report

The comprehensive financial statements, from which the preliminary results have been derived, have been audited by the joint auditors Ernst & Young and KPMG. Their unqualified opinion is available for inspection at the company's registered office.

Outlook

Increased competition and emerging technologies place greater importance on the need to further develop our group strategy to maintain our leadership position and deliver value for shareholders.

We will continue to improve the competitiveness of our fixed line business by improved customer service, innovative products and competitive pricing. We have also started to work more closely with Vodacom on potential synergies in areas such as marketing, procurement and products, that will build value for both operators. Our performance will be further enhanced by our commitment and ability to drive operational efficiencies, increase cash flows and reduce debt.

NE Mtshotshisa
Non-executive chairman

SE Nxasana
Chief executive officer

June 23, 2003
Johannesburg

Telkom SA Limited

Registration number: 1991/005476/06

Registered office: Telkom Towers North, 152 Proes Street, Pretoria, 0002, South Africa

Postal address: Private Bag X881, Pretoria, 0001

Board of directors: NE Mtshotshisa (Chairman), SE Nxasana (CEO), SM McKenzie (COO)*, CK Tan (CSO)#, JP Klug*, Tan Sri Dató Ir. Md. Radzi Mansor#, RP Menell, MP Moyo, TA Sekano, CL Valkin, TG Vilakazi, W Mashale (Company Secretary)
* American # Malaysian

Sponsor: UBS Securities South Africa (Proprietary) Limited

Transfer secretaries: Computershare Investor Services Limited

Summary group financial statements and operational data

Operational data

| | Year ended March 31 | | |
	2002	2003	% change
Fixed-line			
Fixed access lines (thousands)	4,924	**4,844**	(1.6)
Postpaid			
PSTN	3,554	**3,285**	(7.6)
ISDN channels	467	**563**	20.6
Prepaid	708	**817**	15.4
Payphones	195	**179**	(8.2)
Fixed-line penetration rate (%)	11.1	**10.7**	(3.6)
Revenue per fixed access line (ZAR)	4,729	**4,989**	5.5
Total fixed-line traffic (millions of minutes)	32,973	**32,868**	(0.3)
Local	20,252	**20,396**	0.7
Long distance	4,895	**4,728**	(3.4)
Fixed-to-mobile	4,390	**4,135**	(5.8)
International outgoing	375	**439**	17.1
Interconnection	3,061	**3,170**	3.6
Internet customers	48,995	**98,690**	101.4
Managed data network sites	5,684	**7,729**	36.0
Number of full-time, fixed-line employees (excluding TDS and Swiftnet)	39,444	**35,361**	(10.4)
Fixed lines per fixed-line employee	125	**137**	9.6
Mobile			
Total customers (thousands)	6,863	**8,647**	26.0
South Africa			
Customers (thousands)	6,557	**7,874**	20.1
Contract	1,090	**1,181**	8.3
Prepaid	5,439	**6,664**	22.5
Community services telephones	28	**29**	3.6
Churn (%)	27.2	**30.4**	11.8
Contract (%)	14.5	**11.9**	(17.9)
Prepaid (%)	30.1	**34.0**	13.0
Average monthly revenue per customer (ZAR)	182	**183**	0.5
Contract	560	**629**	12.3
Prepaid	93	**90**	(3.2)
Community services	1,719	**1,861**	8.3
Number of employees	3,859	**3,904**	1.2
Number of customers per employee	1,699	**2,017**	18.7
Other African countries			
Customers (thousands)	306	**773**	152.6
Average monthly revenue per customer			
Lesotho (ZAR)	144	**104**	(27.8)
Tanzania (USD)	27	**22**	(18.5)
Democratic Republic of the Congo (USD)	n/a	**20**	n/a
Number of employees	494	**502**	1.6
Number of customers per mobile employee	619	**1,540**	148.8

Audited consolidated income statements

In ZAR millions

| | Year ended March 31 | | |
	2002	2003	%
Operating revenue	34,197	**37,600**	10.0
Other income	144	**234**	62.5
Employees expenses	(7,166)	**(7,208)**	0.6
Payments to other operators	(5,762)	**(6,185)**	7.3
SG&A	(8,402)	**(7,888)**	(6.1)
Services rendered	(2,195)	**(2,541)**	15.8
Operating leases	(1,217)	**(1,205)**	(1.0)
Depreciation and amortisation	(5,408)	**(6,293)**	16.4
Operating profit	4,191	**6,514**	55.4
Investment income	512	**424**	(17.2)
Finance charges	(2,550)	**(4,154)**	62.9
Profit before tax	2,153	**2,784**	29.3
Taxation	(873)	**(1,049)**	20.2
Profit after tax	1,280	**1,735**	35.5
Minority interests	(59)	**(105)**	78.0
Net profit for the year	1,221	**1,630**	33.5
Number of ordinary shares (millions)	557	**557**	–
Basic and diluted earnings per share (cents)	219.2	**292.6**	33.5
Headline earnings per share (cents)	299.3	**314.0**	4.9
Dividends per share (cents)	–	**–**	–

Audited consolidated cash flow statements

In ZAR millions

	Year ended March 31		
	2002	2003	% change
Operating activities	8,171	**9,748**	19.3
Cash receipts from customers	34,053	**37,494**	10.1
Cash paid to suppliers and employees	(22,470)	**(25,431)**	13.2
Cash generated from operations	11,583	**12,063**	4.1
Income from investments	528	**384**	(27.3)
Finance charges paid	(3,026)	**(2,776)**	(8.3)
Dividends paid	–	**(25)**	–
Taxation (paid)/refunded	(914)	**102**	(111.2)
Investing activities	(9,250)	**(5,731)**	(38.0)
Proceeds on disposal of property, plant and equipment	139	**193**	38.8
Proceeds on disposal of subsidiaries and joint ventures	13	**16**	23.1
Additions to property, plant and equipment	(9,004)	**(5,671)**	(37.0)
Intangible assets acquired	(97)	**–**	–
Additions to other investments	(119)	**(269)**	126.1
Purchase of subsidiaries and minority interest	(182)	**–**	–
Financing activities	66	**(3,026)**	–
Listing costs	(44)	**(154)**	250.0
Loans raised	14,286	**9,117**	(36.2)
Loans paid	(15,041)	**(11,526)**	(23.4)
Finance lease raised	–	**5**	–
Increase/(decrease) in net financial assets	865	**(468)**	(154.1)
Net decrease in cash and cash equivalents	(1,013)	**991**	(197.8)
Net cash and cash equivalents at beginning of the year	867	**(98)**	(111.3)
Effect of foreign exchange rate differences	48	**(56)**	(216.7)
Net cash and cash equivalents at end of the year	(98)	**837**	(954.1)

Audited segment information

In ZAR millions

	Year ended March 31		
	2002	2003	%
Group revenues	34,197	**37,600**	10.0
Fixed-line	27,976	**29,635**	5.9
Mobile	8,075	**9,890**	22.5
Inter-company eliminations	(1,854)	**(1,925)**	3.8
EBITDA	9,599	**12,807**	33.4
Fixed-line	6,788	**9,453**	39.3
Mobile	2,851	**3,354**	17.6
Inter-company eliminations	(40)	**–**	–
Depreciation and amortisation	5,408	**6,293**	16.4
Fixed-line	4,363	**5,105**	17.0
Mobile	1,035	**1,188**	14.8
Inter-company eliminations	10	**–**	–
Operating profit	4,191	**6,514**	55.4
Fixed-line	2,425	**4,348**	79.3
Mobile	1,816	**2,166**	19.3
Inter-company eliminations	(50)	**–**	–
Investment income	512	**424**	(17.2)
Fixed-line	839	**730**	(13.0)
Mobile	16	**36**	125.0
Inter-company eliminations	(343)	**(342)**	(0.3)
Finance charges	2,550	**4,154**	62.9
Fixed-line	2,557	**3,758**	47.0
Mobile	36	**438**	–
Inter-company eliminations	(43)	**(42)**	(2.3)
Taxation	873	**1,049**	20.2
Fixed-line	278	**449**	61.5
Mobile	595	**600**	0.8
Capital expenditure	9,004	**5,712**	(36.6)
Fixed-line	6,962	**4,013**	(42.4)
Mobile	2,042	**1,699**	(16.8)

Audited consolidated balance sheets

In ZAR millions

	Year ended March 31	
	2002	2003
ASSETS		
Non-current assets	44,211	**43,233**
Property, plant and equipment	41,918	**41,046**
Intangible assets	530	**364**

Investments	751	**1,086**
Deferred taxation	1,012	**737**
Current assets	10,997	**9,921**
Inventories	624	**621**
Trade and other receivables	5,720	**6,110**
Short-term investment	29	**26**
Income tax receivable	1,081	**276**
Other financial assets	2,819	**1,771**
Cash and cash equivalents	724	**1,117**
Total assets	55,208	**53,154**
EQUITY AND LIABILITIES		
Capital and reserves	16,832	**18,348**
Share capital and premium	8,293	**8,293**
Share issue expenses	(44)	**–**
Non-distributable reserves	134	**(11)**
Retained earnings	8,449	**10,066**
Minority interest	133	**194**
Non-current liabilities	25,597	**20,504**
Interest bearing debt	21,505	**16,346**
Finance leases	1,028	**1,107**
Deferred taxation	463	**497**
Provisions	2,601	**2,554**
Current liabilities	12,646	**14,108**
Trade and other payables	6,663	**5,229**
Current portion of interest bearing debt	2,041	**4,677**
Current portion of finance leases	5	**7**
Deferred income	958	**1,030**
Income tax payable	193	**177**
Other financial liabilities	–	**567**
Current portion of provisions	1,964	**2,141**
Credit facilities utilised	822	**280**
Total equity and liabilities	55,208	**53,154**

Audited consolidated statements of changes in equity

In ZAR millions

	Year ended March 31	
	2002	**2003**
Balance at April 1	14,972	**16,832**
Change in accounting policy on adoption of IAS 39	629	**–**
Restated balance	15,601	**16,832**
Net profit for the year	1,221	**1,630**
Fair value adjustments on investments	5	**(37)**
Foreign currency reserves net of tax	49	**(121)**
Share issue expenses (capitalised)/reversed	(44)	**44**
Balance at March 31	16,832	**18,348**

Notes to the summary group financial statements

1. **Basis of preparation and accounting policies**

   The group has prepared financial statements as required by the South African Companies' Act, 1973 and in accordance with International Financial Reporting Standards for all periods presented. The accounting policies of the group applied in the presentation of the group preliminary annual results for the year ended March 31, 2003 are consistent with those applied in the financial statements for the year ended March 31, 2002.

   In ZAR millions

	Year ended March 31	
	2002	**2003**
2. **Impairment losses** The group impaired R16 million of the goodwill arising on the acquisition of 40% of Swiftnet (Proprietary) Limited in 2003 as a result of the current performance of that company. Additionally the group incurred further property, plant and equipment write-offs and impairments.	445	**205**
3. **Restructuring costs** Telkom has continued to incur restructuring costs, as a result of a plan to reduce the workforce. 2,124 employees were affected (2002: 2,960).	373	**244**
4. **Number of shares in issue** 557 031 819 ordinary shares of R10 each.		
5. **Net asset value per share (cents)** The calculation of net asset value per share is based on net assets of R18,348 million at March 31, 2003 (2002: R16,832 million) and 557 031 819 (2002: 557 031 819) issued shares.	3,021.7	**3,293.7**
6. **Basic and diluted earnings per share (cents)** The calculation of basic and diluted earnings per share is	219.2	**292.6**

based on net profit of R1,630 million (2002: R1,221 million) and 557 031 819 (2002: 557 031 819) issued shares.

There are no dilution factors at present; as a result basic and diluted earnings per share are equal.

7. Headline earnings reconciliation		
Earnings as reported	1,221	**1,630**
Adjustments:		
Net profit on disposal of investments, property, plant and equipment	(30)	**(104)**
Property, plant and equipment impairment and write-offs	445	**189**
Goodwill amortisation	66	**73**
Goodwill impairment	–	**16**
Tax and outside shareholder effects	(35)	**(55)**
Headline earnings	1,667	**1,749**
Headline earnings per share (cents)	299.3	**314.0**

The calculation of headline earnings per share is based on headline earnings of R1,749 million (2002: R1,667 million) and 557 031 819 (2002: 557 031 819) ordinary shares in issue.

8. Net cash and cash equivalents	(98)	**837**
Cash	724	**1,117**
Credit facilities utilised	(822)	**(280)**
Unutilised banking facilities (Rbn)	2.2	**3.0**

The general banking facilities have no specific maturity date, but are subject to annual review. The facilities are in place to ensure continuing liquidity.

9. Additions to property, plant and equipment	9,004	**5,712**
Land and buildings	48	**60**
Network equipment	1,719	**2,479**
Furniture and office equipment	67	**22**
Support equipment	–	**341**
Data-processing equipment	337	**354**
Under construction	6,727	**2,416**
Other	106	**40**
10. Interest bearing debt		
Current portion of interest bearing debt	2,041	**4,677**
Local debt	1,982	**4,527**
Foreign debt	59	**150**
Long-term portion of interest bearing debt	21,505	**16,346**
Local debt	16,009	**11,473**
Foreign debt	5,496	**4,873**
Total long-term portion of interest bearing debt	21,505	**16,346**

	Year ended March 31	
In ZAR millions	**2002**	**2003**

11. Contingencies		
Third parties	65	**161**
Guarantee of employee housing loans	208	**192**

Third parties

These amounts represent sundry disputes against third parties that are not individually significant and that the company does not envisage settling.

Guarantee of employee housing loans

Telkom guarantees to settle a certain portion of employees' housing loans. The amount guaranteed differs depending on factors such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by the company is settled before any payment can be made over to the employee.

The maximum amount of the guarantee in the event of default is disclosed above.

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and the installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and the company wrote-off R119 million of this investment in the fixed-line business. Following an assessment of the viability of the assets relating to the Telcordia initiative, the balance of the assets was written-off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130 million plus interest at a rate of 15,5% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom has since brought an application to the High Court in August 2003. Telcordia also petitioned the United States District Court to confirm the parital finding, which petition Telkom has resisted. A hearing date for this petition has been scheduled for June 25, 2003. The arbitration proceedings and the amounts of Telkom's liability are not expected to be finalised until late 2003 or early 2004. Telkom's provision of US$44 million for its estimate of probable liabilities, including interest, was recognized as at March 31, 2003.

Site restoration costs

The group has a constructive, but not legal, obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.

Vodacom Congo (R.D.C.) S.P.R.L.

The group has a 51% equity interest through Vodacom in Vodacom Congo (R.D.C.) S.P.R.L. ("Vodacom Congo"), which commenced business on December 11, 2001. Vodacom, in terms of the shareholders' agreement, is ultimately responsible for the funding of the operations of Vodacom Congo for the first three years. The 49% portion attributable to the joint venture partner of the liabilities and losses were as follows:

	Year ended March 31	
In ZAR millions	**2002**	**2003**
Net loss	(19)	**(186)**
Total liabilities	(30)	**(522)**
Total assets	440	**658**

Preference shares	(368)	**(368)**

Accordingly, the group exposure is 50% of the above amounts.

12. Capital commitments

Capital commitments authorised not committed	5,272	**5,494**
Fixed-line	4,847	**4,873**
Mobile	425	**621**
Capital commitments authorised and committed	810	**435**
Fixed-line	85	**104**
Mobile	725	**331**

These commitments are expected to be financed mainly from internally generated cash and other borrowings.

13. Related party transactions

With joint venture (Vodacom – 50% share)		
Income	(370)	**(436)**
Expenses	1,484	**1,489**
Audit fees – IPO-related fees	–	**14**
IPO costs	–	**25**
Interest received	(36)	**(42)**
With shareholders		
Thintana Communications LLC – Management fees	396	**273**
Government – Revenue	1,382	**1,873**
Related party balances		
With joint venture (Vodacom)		
Trade receivables	41	**35**
Trade payables	(272)	**(253)**
With shareholders		
Government – Trade receivables	134	**193**
Employees – Other receivables	170	**126**

With affiliate directors

March 31, 2003

Mr Eric Molobi resigned as a director of Telkom on July 31, 2002 and was no longer the Chairman of the board of Directors at March 31, 2003.

Ms Nomazizi Mtshotshisa, Chairman of the board of directors at March 31, 2003, is a director of Beslyn Investments, a company that has a contract to supply Telkom with protective clothing.

Mr Tlhalefang Sekano is Chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company that provides physical security services at Telkom.

March 31, 2002

Mr Eric Molobi, the Chairman of the board of directors on March 30, 2002, had the following interests as Chief Executive Officer of Kagiso Trust Investments (Proprietary) Limited:

– A 25% holding by Kagiso Trust Investments (Proprietary) Limited in BUA Telecoms, a company that is a vendor to the group.

– A 25% holding by Kagiso Trust Investments (Proprietary) Limited in debis Fleet Management (Proprietary) Limited, a fleet management company to which the group has outsourced its vehicle fleet.

– A 50,1% holding by Kagiso Trust Investments (Proprietary) Limited in Kagiso Treasury Services (Proprietary) Limited who manages Telkom's treasury function.

14. Subsequent events

On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide preliminary submissions to purchase a substantial portion of the fixed-line property portfolio and lease that property back to us. On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction. The directors are not aware of any other matter or circumstance since the financial year-end, not otherwise dealt with in the financial statements, which significantly affects the financial position of the group and the results of operation.

15. Negative working capital

For the financial years ended March 31, 2003 and 2002, the group's current liabilities are greater than the current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.

16. Comparisons

Certain comparatives have been reclassified in accordance with current period classifications and presentations.

Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by Telkom or by officers, directors or employees acting on behalf of the Telkom group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at www.telkom.co.za, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

www.telkom.co.za



EXHIBIT 99.9





Telkom SA Limited
Group annual results

Year ended March 31, 2003




Telkom at a glance

March 31, 2003



Fixed lines (000s)	4,844
Digitalisation (%)	99.8
Fixed-line employees[1]	35,361
Mobile customers (000s)	8,647
SA mobile market share (%)	57

Group structure



Fixed-line
Telkom
64.9%
Telkom Directory Services
100%
Swiftnet
Vodafone Group plc
35%
VenFin Limited
15%
Mobile
50%
Vodacom

Listing details

- Listed on JSE and NYSE on 4 March 2002
- Ticker symbol: TKG
- ADR ratio 1:4
- Market capitalisation: R16.2bn (US$:2.1bn)

Shareholding

The Government of South Africa	39.3%
Thintana (SBC & Telekom Malaysia)	30.0%
Ucingo Investments	3.0%
Freefloat	27.7%

[1] Excludes employees of Telkom Directory Services and Swiftnet



Group strategy

Increase shareholder value → **Increase profitability and cash flows, reduce indebtedness, reinstate dividend payments**

Maintain market leadership positions → **Position the Group for competition**



- **Compete effectively and grow selected markets**
- **Enhance operational and capital efficiencies**
- **Expand integrated service offerings**
- **Enhance employee performance**
- **Capitalise on growing mobile communications market**

Focused on improving returns to shareholders

Key achievements

- Launch of ADSL in August 2002
  - → Increasing revenue intensity
- Vodacom and Telkom synergies framework
  - → Support for long-term group strategy
- Vodacom launch of DRC in May 2002
  - → Building a base for long-term African growth
- Launch of the intercontinental submarine cable, Afrolinque, in May 2002.
- Launch of "The Agency"
  - → Support for responsible redeployment of staff
- Fixed-line cultural change programmes
  - → Creating a culture of savings and service

Group operational highlights

In 2003

ISDN channels	20.6% growth
Prepaid customers	15.4% growth
Managed data sites	36.0% growth
Fixed-line employees[1]	10.4% reduction
Mobile customers[2]	26.0% growth
Mobile SA customers/employee	18.7% increase
Mobile SMSs	64.7% growth

1. Excluding Telkom Directory Services and Swiftnet
2. South Africa and other African Countries

5   Solid growth balanced with increased efficiencies



Group financial highlights

In ZAR millions ⋮ % change since previous year



Revenue	**37,600**	10.0
EBITDA	**12,807**	33.4
EBIT	**6,514**	55.4
EPS (cents)	**292.6**	33.5
Capex	**5,712**	(36.6)
Net debt [1]	**20,096**	(8.1)

Year ended March 31, 2003. 1. Net interest bearing debt net of other financial assets and liabilities

  

Group financials

Group income statement highlights

March 31, ZAR millions	2002	2003	%
Revenue	34,197	**37,600**	10.0
EBITDA	9,599	**12,807**	33.4
EBITDA margin	28.1	**34.1**	
EBIT	4,191	**6,514**	55.4
EBIT margin	12.3	**17.3**	
Net profit	1,221	**1,630**	33.5
EPS	219.2	**292.6**	33.5
HEPS	299.3	**314.0**	4.9

Margin expansion and strong earnings growth

Normalised earnings

March 31, ZAR millions	2002	2003	%
Earnings as reported	1,221	**1,630**	33.5
Headline earnings adjustments	446	**119**	(73.3)
Headline earnings	1,667	**1,749**	4.9
Provision for bad debts (after 30% tax)[1]	107	**(193)**	-
Telcordia (incl legal and finance charges)	375	**98**	-
IPO expenditure	-	**213**	-
IAS 39 after 30% tax adjustment[1]	(445)	**900**	-
Normalised earnings	1,704	**2,767**	62.4
Normalised EPS (cents)	305.9	**496.7**	62.4

1. South African normal rate of taxation – 30%)

Normalised earnings reflect strong operational performance



Expanding group margins



EBITDA margin (%)

Group — Fixed-line — Mobile

36.2
35.3
33.9
34.1
31.6
32.0
29.8
30.5
31.9
26.6
28.1
24.3

2000   2001   2002   2003

Year ended March 31



EBIT margin (%)

Group — Fixed-line — Mobile

24.7
22.5
21.9
19.2
15.9
17.3
14.4
14.4
12.3
10.8
14.7
8.7

2000   2001   2002   2003

Year ended March 31

Revenue growth and strict cost control yield expanding margins

Segment contribution

Revenue contribution

In ZAR millions ⋮ % change on previous year



Fixed-line 29,199 ⋮ 5.8

77.7%

22.3%

Mobile 8,401 ⋮ 27.5

Year ended March 31
1. After inter-segmental eliminations

Operating profit contribution

In ZAR millions ⋮ % change on previous year



Fixed-line 4,348 ⋮ 79.3

33.3%

66.7%

Mobile 2,166 ⋮ 19.3

1. After inter-segmental eliminations

Containing group operating expenses

Group operating expenses

In ZAR millions



Year	Value
2000	23,205
2001	26,368
2002	30,006
2003	31,086

↑ 3.6%

Year ended March 31. Includes other income

Group operating expenses contribution

In ZAR millions ┊ % change from previous year



Category	Value	% change
Employee expenses	**7,208**	0.6
Depreciation & amortisation	**6,293**	16.4
Operating leases	**1,205**	(1.0)
Services rendered	**2,541**	15.8
Payments to operators	**6,185**	7.3
SG&A	**7,888**	(6.1)

Donut chart percentages: 23.0%, 20.1%, 3.8%, 8.1%, 25.2%, 19.7%

Year ended March 31, 2003. Excluding other income of R234 million

Fixed-line operating expenses

Employee expenses

In ZAR millions



Employee expenses as % revenue
23.6
22.6
6,611
6,698
2002
2003

Payments to operators

In ZAR millions



0.5%
6,759
6,726
2002
2003



SG&A

In ZAR millions





4,650
28.8%
3,312
2002
2003

Year ended March 31. Before inter-segmental eliminations.

Increased efficiencies and strict cost control reduce fixed-line opex

Mobile[1] operating expenses

Employee expenses
In ZAR millions



Payments to operators
In ZAR millions



SG&A
In ZAR millions



Year ended March 31. 1. 50% of Vodacom's operating expenses. Expense categories differ from those presented by Vodacom. Before inter-segmental eliminations.

Increased mobile opex largely in line with increased revenue

Group cash flow highlights

March 31, In ZAR millions	2002	2003	%
Operating activities	8,171	**9,748**	19.3
Cash generated from operations	11,583	**12,063**	4.1
Investing activities	9,250	**5,731**	(38.0)
Additions to PPE	9,004	**5,671**	(37.0)
Financing activities	66	**(3,026)**	-
Net cash	(98)	**837**	-
Free cash flow	(1,079)	**4,017**	-

Strong free cash flows to support debt reduction

Reduced capital investment

Fixed-line capital expenditure

In ZAR millions



Mobile capital expenditure

In ZAR millions



Year ended March 31

Year ended March 31. 50% of Vodacom, excluding intangibles
Revenue before inter-segmental eliminations

Balancing growth investment with stringent investment criteria

Group balance sheet highlights

March 31, In ZAR millions	2002	2003	%
Total liabilities	39,136	**34,612**	(11.6)
Total debt	25,401	**22,417**	(11.7)
Net debt[2]	21,858	**20,096**	**(8.1)**
Net debt to equity ratio	129.9	**109.5**	
Total assets	55,208	**53,154**	(3.7)
Capital and reserves	16,832	**18,348**	9.0
Return on assets[1]	7.8	**11.8**	

1. Operating profit after 30% taxation (SA normal taxation), before interest on average total assets (excluding financial assets), excluding non-interest bearing liabilities
2. Total interest-bearing debt net of cash and financial assets and liabilities



Group debt profile

Group total debt ageing

In ZAR millions



TL03, Sep- 03, R4,3bn YTM-10 to 11%

TL08, May-04, R3.4 YTM-17.3%

2004	2005	2006	2007	2008	2008 thereafter
4,693	5,173	4,682	1,553	4,576	5,429

Year ended March 31.

Currency profile

In ZAR millions contribution



Local: 17,114 | 77.3%

Foreign: 5,023 | 22.7%

Fixed v Floating

In ZAR millions contribution



Floating: 2,133 | 9.6%

Fixed: 20,004 | 90.4%

Year ended March 31, 2003. Total debt excluding credit facilities utilised

Delivering on financial objectives

Margin expansion

>> Group EBITDA margin 34.1%

>> Group EBIT margin 17.3%



Capex reduction

>> Group Capex to revenue 15.2%

>> Group capex R5,7bn



Increased free cash flow

>> Free cash flows of R4,0bn

>> EPS growth of 33.5%

>> Debt repayment of R2.4bn[1]

1. Exclude other financial liabilities

Dividend scheduled to be reinstated for the year ended March 2004





Fixed-line operational review

Fixed-line financial highlights

In ZAR millions | % change since previous year



Revenue	**29,635**	5.9
EBIT	**4,348**	79.3
Capex	**4,013**	(42.4)
Total debt[1]	**21,173**	(11.2)



	% in 2003	% in previous year
EBITDA margin	**31.9**	24.3
Capex to revenue	**13.5**	24.9

Fixed-line segment, before inter-segmental eliminations with mobile segment

1. Total debt for Telkom Company only

21 Solid growth balanced with increased efficiencies

Improving the quality of our customer base



Prepaid customers (000s)

15.4%

708 (2002)
817 (2003)

ISDN Channels (000s)

20.6%

467 (2002)
563 (2003)

Revenue per line[1] (ZAR)

5.5%

4,729 (2002)
4,989 (2003)

Year ended March 31

1. Excluding data and directories and other services revenue

22   Increasing profitability of customers and revenue potential of customers

Data volumes providing growth

Data revenue (Rm)

In ZAR millions



15.2

- 2000: 2,764
- 2001: 3,328
- 2002: 3,913
- 2003: 4,507

Year ended March 31
Fixed-line data revenues before inter-segmental eliminations with Vodacom

Number of managed network sites

Number of sites



36.0

- 2000: 3,138
- 2001: 4,634
- 2002: 5,684
- 2003: 7,729

Year ended March 31

Telkom is becoming a trusted data service partner

Customer service remains top priority

 **Mean time to repair corporate voice improved by 50% to 7 hours**

 **Mean time to install ISDN improved by 52% to 15 days**

 **Mean time to install corporate voice improved by 87% to 0.4 hours**







Year ended March 31

Keeping prices competitive

<table>
<tr><td>»</td><td>**Tariff rebalancing largely completed over 5 years period ending 2002 in preparation for competition. Ratio of local call prices to long distance now in line with best practice**</td></tr>
</table>

<table>
<tr><td>»</td><td>**Local and long distance calls are the cheapest in the South African market**</td></tr>
</table>



	Standard time	Callmore time
Local (0-50km) [1]	R0.37/min	R0.14/min
Long distance (>50km) [1]	R0.99/min	R0.50/min
Mobile	R1.88/min	R1.11/min

Year ended March 31. Note: 3-minute local call to 3 minute long distance call (>200 km)

Rates as of 1 January 2003 and include VAT. 1. After 1st unit.

Protecting our core revenues



Real price reductions
Volume discounts
Long-term contracts
Value-added products
Tariffs rebalanced
Price promotions
Cable investments
African hubbing
SNO services
New mobile interconnect
Prepaid growth
Value-added services
Tariffs rebalanced
Call packages
4,507
1,284
3,562
1,773
7,539
5,616
4,595
Data
ILD
DLD
Interconnect
F-M
Local
Subs
High
Risk of competition
Low

Year ended March 31, 2003. Fixed-line revenues (ZARm), before inter-segmental eliminations with Vodacom. ILD – International Long Distance; DLD – Domestic Long Distance

Streamlining the company

Fixed-line employee numbers[1]



Year	Employees
2000	49,128
2001	43,758
2002	39,444
2003	35,361

↓ 10.4%

Year ended March 31.
1. Excludes employees of Telkom Directory Services and Swiftnet.

Employee losses over last 4 years

Contribution to gross employee losses[1] (%)



Natural attrition: **34.7%**
Early retirement: **18.3%**
Voluntary severance: **30.2%**
Involuntary reductions: **6.3%**
Outsourcing: **10.5%**

4 years from 1 April 1999 to March 2003
1. Gross staff losses before appointments of 31,439

Creating a cost conscious culture

Materials and maintenance (ZARm)	Bad debts (ZARm)[1]	Outsourced contracts (ZARm)[1]



◆ Materials & maintenance as % revenues



◆ Bad debt write-off as % revenues



Year ended March 31. Before inter-segmental eliminations.

1. Bad debt write-off against provision.

1. Property management and operating leases costs

  

Mobile operational review

Vodacom[1] financial highlights

In ZAR millions ⋮ % change since previous year



Revenue	**19,779**	22.5
EBIT	**4,330**	19.6
Capex	**3,399**	(20.6)

% in 2003 ⋮ % in previous year



EBITDA margin	**33.9**	35.3
Capex to revenue	**17.2**	26.4
Net debt to equity	**33.6**	65.4

1. 100% of Vodacom (Telkom consolidates 50%)



Continued strong customer growth in South Africa

Vodacom South African customers (000s)



20.1%

3,069	5,108	6,557	7,874
2000	**2001**	**2002**	**2003**

Year ended March 31

South African mobile market share

Number of customers (M): market share (%)



Vodacom: 7.9 : 57

MTN: 4.8 : 35

Cell C 1.1 : 8

Vodacom estimates

31   Customer growth supports forecast increased penetration in SA



Stabilising mobile ARPUs



Vodacom SA ARPU (ZAR)

0.5%

182 (2002)
183 (2003)

Year ended March 31

SA contract ARPU's (ZAR)

12.3%

560 (2002)
629 (2003)

Year ended March 31

SA contract churn (%)

17.9%

14.5 (2002)
11.9 (2003)

Year ended March 31

Increasing the value of our contract customers

Strong mobile data growth

Vodacom data revenue

In ZAR millions



↑
45.3%
400
581
2002
2003

Year ended March 31.
1. 100% of Vodacom (Telkom consolidates 50%)

Number of SMSs

Millions



↑
64.7%
911
1,500
2002
2003

Year ended March 31

Launch of MyLife in October 2002 to support future data growth

Improving productivity

Vodacom SA profitability margins (%)



Year ended March 31

SA customers per employee



Year ended March 31

Combatting margin pressure with improved productivity

Expansion beyond South Africa



Other African revenue (ZARm)[1]

↑ **66.7%**

Year	Value
2000	38
2001	184
2002	741
2003	1,235



Tanzania

- 447,438 customers
- Estimate market share: 53%
- ARPU: USD 22
- Employees: 224

DRC

- 247,909 customers
- Estimate market share: 44%
- ARPU: USD 20
- Employees: 204

Lesotho

- 77,474 customers
- Estimate market share: NA
- ARPU: ZAR 104
- Employees: 74

Year ended March 31. 1. 100% of Vodacom – Telkom consolidates 50%

Creating a base for longterm growth

  

Conclusion

Recent developments

- Wage settlement
  - → 9%, 8%, 7% for years ending March 04, 05, 06 respectively
- Change in inflation
- Decline in interest rates
  - → Impact on future tariffs, operating profits
  - → Benefit on refinancing of debt, consumer spend
- Competition in fixed-line
  - → Two bidders short-listed
- Regulatory
  - → Price of 1800mhz spectrum determined

Outlook

Short-term focus
- >> Customer service
- >> Efficiencies
- >> Debt reduction

Long-term focus
- >> Fixed-mobile synergies
- >> African growth
- >> Carrier of choice

Well positioned to deliver on short to medium term targets

Forward-looking safe harbour

All statements contained herein, as well as oral statements that may be made by Telkom SA Limited or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; the outcome of arbitration or litigation proceedings, including with Telcordia Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

  

Investor Relations
telkomir@telkom.co.za

Tel: +27 12 311 5720
Fax: +27 12 311 5721

Ticker - JSE: TKG, NYSE: TKG
ADR ratio 1: 4



